SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: August 13, 2003

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-32(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b): 82-

     This Form 6-K consists of the Second Quarter 2003 Report, which appears immediately following this page.

Financial Reporting

Second Quarter 2003 Report
13 August 2003

UBS Financial Highlights

[1] Operating expenses/operating income less credit loss expense or recovery.

[2] For the EPS calculation, see Note 8 to the Financial Statements.

[3] Year to date annualized net profit/average shareholders’ equity less dividends.

[4] Includes hybrid Tier 1 capital, please refer to the BIS capital and ratios table in the UBS Review.

[5] Excludes the amortization of goodwill and other intangible assets.

[6] Details of significant financial events can be found in the UBS Review section on page 7.

  [7] Operating expenses less the amortization of goodwill and other intangible assets and significant financial events/operating income less credit loss expense or recovery and significant financial events.

[8] Net profit less the amortization of goodwill and other intangible assets and significant financial events (after tax)/weighted average shares outstanding.

[9] Net profit for diluted EPS less the amortization of goodwill and other intangible assets and significant financial events (after tax)/weighted average shares outstanding for diluted EPS.

[10] Year to date annualized net profit less the amortization of goodwill and other intangible assets and significant financial events (after tax)/average shareholders’ equity less dividends.

Throughout this report, 2002 segment results have been restated to reflect the transfer of the Private Banks & GAM to Corporate Center.

All financial information included in this report is unaudited, except for balance sheet information as at 31 December 2002, which is audited.

	Quarter ended			% change from		Year to date

CHF million, except where indicated	30.6.03	31.3.03	30.6.02	1Q03	2Q02	30.6.03	30.6.02

Income statement key figures
Operating income	9,111	7,773	9,008	17	1	16,884	18,597
Operating expenses	6,788	6,177	7,263	10	(7)	12,965	15,013
Operating profit before tax	2,323	1,596	1,745	46	33	3,919	3,584
Net profit	1,639	1,214	1,331	35	23	2,853	2,694
Cost/income ratio (%) [1]	74.7	78.4	80.3			76.4	80.2

Per share data (CHF)
Basic earnings per share [2]	1.44	1.05	1.09	37	32	2.49	2.19
Diluted earnings per share [2]	1.42	1.02	1.03	39	38	2.45	2.10

Return on shareholders’ equity (%) [3]						15.7	12.8

CHF million, except where indicated				% change from

As at	30.6.03	31.3.03	31.12.02	31.3.03	31.12.02

Balance sheet key figures
Total assets	1,365,491	1,232,318	1,181,118	11	16
Shareholders’ equity	36,692	39,764	38,991	(8)	(6)

Market capitalization	88,219	67,808	79,448	30	11

BIS capital ratios
Tier 1 (%) [4]	12.0	11.5	11.3
Total BIS (%)	14.0	13.6	13.8
Risk-weighted assets	243,032	238,746	238,790	2	2

Invested assets (CHF billion)	2,168	1,994	2,037	9	6

Headcount (full-time equivalents)	66,973	68,395	69,061	(2)	(3)

Long-term ratings
Fitch, London	AAA	AAA	AAA
Moody’s, New York	Aa2	Aa2	Aa2
Standard & Poor’s, New York	AA+	AA+	AA+

Earnings adjusted for significant financial events and pre-goodwill [5,6]

	Quarter ended			% change from		Year to date

CHF million, except where indicated	30.6.03	31.3.03	30.6.02	1Q03	2Q02	30.6.03	30.6.02

Operating income	8,950	7,773	9,008	15	(1)	16,723	18,442
Operating expenses	6,550	5,935	6,961	10	(6)	12,485	14,375
Operating profit before tax	2,400	1,838	2,047	31	17	4,238	4,067
Net profit	1,875	1,456	1,633	29	15	3,331	3,207

Cost / income ratio (%) [7]	73.4	75.3	77.0			74.3	77.4
Basic earnings per share(CHF) [8]	1.65	1.26	1.33	31	24	2.91	2.60
Diluted earnings per share (CHF) [9]	1.62	1.23	1.27	32	28	2.86	2.51

Return on shareholders’ equity (%) [10]						18.3	15.6

Shareholders’ Letter
UBS Review
Wealth Management & Business Banking
Global Asset Management
Investment Bank
Wealth Management USA
Notes to the Financial Statements
UBS Registered Shares
SIGNATURES

Second Quarter 2003 Report
13 August 2003

Contents

Shareholders’ Letter	2

UBS Review	5

Wealth Management & Business Banking	16

Global Asset Management	26

Investment Bank	31

Wealth Management USA	41

Corporate Center	46

Financial Statements
UBS Income Statement	48
UBS Balance Sheet	49
UBS Statement of Changes in Equity	50
UBS Statement of Cash Flows	51
Notes to the Financial Statements	52

UBS Registered Shares	60

Financial Calendar

Publication of Third Quarter 2003 results	Tuesday, 11 November 2003

Publication of Fourth Quarter 2003 results	Tuesday, 10 February 2004

UBS Investor Relations

Hotline: +41 1 234 4100	E-mail: sh-investorrelations@ubs.com	Web: www.ubs.com/investors

Zurich		New York

Christian Gruetter	+41 1 234 4360	Richard Feder	+1 212 713 6142

Mark Hengel	+41 1 234 8439	Christopher McNamee	+1 212 713 3091

Oliver Lee	+41 1 234 2733

Catherine Lybrook	+41 1 234 2281

Fax	+41 1 234 3415	Fax	+1 212 713 1381

UBS AG		UBS Americas Inc.
Investor Relations G41B		Investor Relations
P.O. Box		135 West 50th Street, 9th Floor
CH-8098 Zurich		New York, NY 10020
Switzerland		United States of America

UBS Shareholder Services		US Transfer Agent

UBS AG		Mellon Investor Services.
Shareholder Services GUMV		Overpeck Centre
P.O. Box		85 Challenger Road
CH-8098 Zurich		Ridgefield Park, NJ 07660
Switzerland		United States of America
Phone: +41 1 235 6202
Fax: +41 1 235 3154		calls from the US	+1 866 541 9689
email: sh-shareholder-services@ubs.com		calls outside the US	+1 201 329 8451
		Fax:	+1 201 296 4801

Interactive Second Quarter 2003 Report
An interactive version of this report can be viewed online in the Second Quarter 2003 Results section of the UBS Investors & Analysts website: www.ubs.com/investors.

Other reports

All UBS’s published financial reports (including SEC filings) are available on the internet at:
www.ubs.com/investors. Alternatively, printed copies of our reports can be obtained from:
UBS AG, Economic Information Center, GHDE CA50-AUL, P.O. Box, CH-8098 Zurich, Switzerland.
E-mail: sh-iz-ubs-publikationen@ubs.com.

Second Quarter 2003 Report
13 August 2003

Shareholders’ Letter

growth opportunities as and when recovery began. This quarter, we have been able to show clear evidence of such successes. In a marketplace where investor sentiment lightened perceptibly and activity showed signs of broad if tentative recovery, every one of our businesses was able to increase revenues compared to the previous quarter. Our Investment Bank took advantage of the increasing activity in equity markets and was again able to post excellent fixed income results. In wealth and asset management, we felt the benefits from recovering stock markets and returning investor activity, and saw clients again bringing significant new assets to UBS. Our Global Asset Management business, with strong asset flows into high margin asset classes and total net new money of CHF 2.4 billion, reported its best quarterly profitability since early 2001. Our Wealth Management businesses around the world reported total net new money inflows of over CHF 10 billion. New assets flowed into our initiative targeting European domestic markets at record levels, and we also outperformed peers in the US private client market. Profitability reached record levels in our Business Banking Switzerland unit and, on a US dollar basis, in our Wealth Management USA business.

Dear Shareholders,

On 9 June, we adopted the single UBS brand for all our major businesses around the world. The move, successfully executed and supported by wide-ranging internal communications and a global advertising campaign, illustrated very publicly the “one firm” philosophy that is integral to our culture and business model. Shortly after that milestone, we received one of the most prestigious accolades in our fiercely competitive industry. UBS was named “The World’s Best Bank” in Euromoney’s “Awards for Excellence” 2003. To us, this award represents external recognition of the dedication of UBS employees to their clients during these difficult times. And, in relation to our strategy, the award is also an endorsement of the success of our integrated approach.

     Throughout the prolonged period of depressed markets we are emerging from, we tried to position UBS to capture positive
     Notwithstanding these quarter-on-quarter improvements, there remained some market factors in second quarter that continued to pose challenges. In investment banking, for instance, corporate client activity has not yet recovered and the overall fee pool for mergers and acquisitions remains well below even the levels of a year ago. And the recovery in the equity markets is fragile, and subject to further volatility. In this context, we have maintained our strong grip on costs and the risks inherent to our business. Our cost/ income ratio is at its lowest level since late 2000, when UBS merged with PaineWebber, and reflects particularly impressive efficiency improvements in our Swiss domestic and US wealth management businesses.

     Taking a look at our financial performance in more detail, net profit in second quarter 2003 was CHF 1,639 million. This includes a gain of CHF 2 million after tax from the sale of our US clearing subsidiary Correspondent Services Corporation (CSC) to Fidelity. Adjusted for this gain and before goodwill amortization, net profit was CHF 1,875 million, up 15% from second quarter a year earlier and 29% higher than first quarter 2003. The CSC divestment was just the latest in a consistent program to divest non-core businesses and participations in order to concentrate on our core business. This process, now largely completed, has led us to exit businesses in diverse sectors from hospitals and hotels to language services and clearing systems. This quarter, we have also realized several small divestments, including a stake in Deutsche Boerse and our Swiss VISA acquiring business.
     Operating income was up 1% from second quarter last year, although it fell by 1% when the sale of CSC is excluded. While markets rose this quarter, they have not recovered to the levels seen a year ago, which has kept asset-based fees below that of the prior year. The slight decrease in operating income also reflects the year-on-year decline of major currencies against the Swiss franc including a 14% depreciation of the US dollar. On the positive side, income benefited from record underwriting fees, thanks to recovering demand for equity issuance, as well as a further decline in private equity writedowns.
     Operating expenses fell 7% from second quarter 2002. Headcount, at 66,973 on 30 June 2003, was 4% lower than a year earlier. While we have been able to avoid major job cut programs in the difficult environment of the last two years, we have closely monitored our cost structure and staffing needs. We have not needed to maintain all our capacity during the recent market downturn and continue to successfully improve efficiency and productivity, so have therefore gradually reduced headcount across the firm. This has led to a decrease in overall salary expenses and, along with currency movements, to a 3% year-on-year reduction in our personnel expenses. Over the same period, general and administrative expenses were down 12% as we saved in nearly all areas of our business.
     Our international and Swiss credit portfolios remained resilient in second quarter despite persistent concerns about global economic developments. In fact, we realized a net recovery of loan loss provisions of CHF 24 million this quarter, compared to a net credit loss expense of CHF 104 million in first quarter and CHF 37 million in second quarter 2002. This positive development was largely due to a high level of recoveries in our Swiss loan business and a continuing low level of new impairments, reflecting our successful efforts in upgrading the quality of our Swiss credit portfolio. Credit loss expense in our Investment Bank remained almost unchanged from first quarter.
     In our efforts to protect and enhance shareholder returns across diverse market cycles, we regard the efficient use of our capital resources as an important discipline. UBS has managed to generate consistently strong cashflows in the past few years, exceeding the capital requirements of our business activities. While maintaining our prudent philosophy and remaining strongly capitalized, we have distributed this “excess capital”, either by making direct distributions or by buying back shares for cancelation, reducing the number in circulation and making each share more valuable as a result. In total, we have distributed CHF 20 billion since the start of 2000 representing an average total yield of approximately 6% per annum, driving earnings per share and return on equity this quarter up to levels not seen since the booming markets of 2000.

Strategy and outlook

Our strategy focuses on further strengthening our global core businesses – investment banking and securities on one hand, wealth and asset management on the other. These have been our consistent strategic priorities for many years. This long-term perspective and commitment has helped us to become the successful firm we are today, with a broadly diversified business mix, an integrated structure and now based on a strong, single brand.
     In the past few years, we have built a track record of successful organic growth. Well known are our expanding market positions in US investment banking and European wealth management – two of our most important initiatives. We have also experienced overwhelming success in reengineering our FX business. Maybe less well known are our widespread achievements in Asia Pacific. Here our reputation for wealth management is unmatched, helping us report strong

Second Quarter 2003 Report
13 August 2003

growth in net new money and revenues this year despite extremely difficult conditions in Asian markets. Our Investment Bank is the market leader in the Australian, Hong Kong, Taiwanese and Korean equity markets, and over the past three years it has also been able to grow its Japanese market share significantly. And our “Bank for Banks” program has enjoyed great success in the region by combining the capabilities of all our businesses to offer state-of-the-art wholesale services to third-party financial institutions.
     This progress was achieved despite the tough conditions of the last two years. Now, we believe that the downward pressure on our industry from the business and market environment is easing, and that the worst is behind us. However, as three months ago, our optimism is tinged with caution: investor confidence in the markets has not yet been fully restored, and many remain concerned about future economic prospects and financial market developments.
     This quarter, we saw the coincidence of near perfect fixed income trading conditions and a relatively rapid rise in equity markets. This degree of alignment of major markets is unusual, and as fixed income returns gradually normalize, we cannot necessarily expect a one-for-one handoff to recovering equity-driven businesses. Combine this with the normal seasonality in our industry, and it should be no surprise if revenues dip somewhat over the remainder of the year. But disciplined cost flexibility, risk control and capital management, along with a market position that enables us to boost revenues whenever markets allow, give us a sense of confidence that we can continue to deliver first-class shareholder returns.

13 August 2003

UBS

Marcel Ospel	Peter Wuffli
Chairman	President

UBS Review 13 August 2003

UBS Review

Performance Against Targets

Year to date, annualized	30.6.03	31.3.03	30.6.02

RoE (%)
as reported [1]	15.7	13.2	12.8
before goodwill and adjusted for significant financial events [2]	18.3	15.8	15.6

For the quarter ended	30.6.03	31.3.03	30.6.02

Basic EPS (CHF)
as reported [3]	1.44	1.05	1.09
before goodwill and adjusted for significant financial events [4]	1.65	1.26	1.33

Cost/income ratio (%)
as reported[5]	74.7	78.4	80.3
before goodwill and adjusted for significant financial events [6]	73.4	75.3	77.0

Net new money, wealth management units (CHF billion)[7]
Wealth Management	6.5	7.4	3.4
Wealth Management USA	3.9	3.7	1.4

Total	10.4	11.1	4.8

[1] Year to date annualized net profit / average shareholders’ equity less dividends.

[2] Year to date annualized net profit less the amortization of goodwill and other intangible assets and significant financial events (after tax)/average shareholders’ equity less dividends.

[3] For the EPS calculation, see Note 8 to the Financial Statements.

[4] Net profit less the amortization of goodwill and other intangible assets and significant financial events (after tax) / weighted average shares outstanding.

[5] Operating expenses / operating income less credit loss expense or recovery.

[6] Operating expenses less the amortization of goodwill and other intangible assets and significant financial events / operating income less credit loss expense or recovery and significant financial events.

[7] Excludes interest and dividend income.

[8] Wealth Management and Wealth Management USA.

UBS Review 13 August 2003

Results

UBS reported in second quarter 2003 a net profit of CHF 1,639 million, compared to a net profit of CHF 1,331 million in second quarter 2002. Before goodwill and adjusted for this quarter’s after-tax gain of CHF 2 million from the sale of Correspondent Services Corporation (CSC), net profit was up 15% from second quarter 2002, reflecting our continued cost management initiatives, a recovery in client activity-driven revenues and substantially lower private equity writedowns.

     Annualized return on equity for first half 2003 was 15.7%, compared to 12.8% a year earlier. Basic earnings per share were CHF 1.44 in second quarter, against CHF 1.09 in the same quarter a year earlier. The cost/income ratio was 74.7% in second quarter 2003, down from 80.3% a year earlier.

UBS targets

UBS’s performance is reported in accordance with International Financial Reporting Standards (IFRS – formerly known as International Accounting Standards (IAS)). Additionally, we provide comments and analysis on an adjusted basis which excludes from the reported amounts certain items we term significant financial events (SFEs). An additional adjustment we use in our results discussion is the exclusion of the amortization of goodwill and other acquired intangible assets.

     These adjustments reflect our internal analysis approach where SFE-adjusted figures before the amortization of goodwill and intangibles are used to assess performance against peers and to estimate future growth potential. In particular, our financial targets have been set in terms of adjusted results, excluding SFEs and the amortization of goodwill and intangibles. All the analysis provided in our internal management accounting is based on operational SFE-adjusted performance. This helps us to illustrate the underlying operational performance of our business, insulated from the impact of individual gain or loss items that are not relevant to our management’s business planning decisions. A policy approved by the Group Executive Board defines which items may be classified as SFEs.

     We focus on four key performance targets, designed to deliver continually improving returns to our shareholders. These targets are evaluated on this adjusted basis.
     Accordingly, before goodwill and adjusted for SFEs:
–	Our annualized return on equity for first half 2003 was 18.3% – its highest level since 2000, up from 15.6% in the same period a year ago and well within our target range of 15–20%. This reflected higher returns combined with a significantly lower average level of equity due to our continued buyback of shares, either for cancelation or for use in employee compensation programs.
–	Basic earnings per share in second quarter 2003 were CHF 1.65, 24% higher than CHF 1.33 in the same quarter last year. This is the highest level since third quarter 2000 and was again driven by the reduced average number

Invested Assets

	Quarter ended			%change

CHF billion	30.6.03	31.3.03	30.6.02	31.3.03	30.6.02

UBS	2,168	1,994	2,198	9	(1)
Wealth Management & Business Banking
Wealth Management	691	638	677	8	2
Business Banking Switzerland	209	197	211	6	(1)

Global Asset Management
Institutional	297	264	303	13	(2)
Wholesale Intermediary	270	255	283	6	(5)

Investment Bank	3	3	3	0	0

Wealth Management USA	622	569	646	9	(4)
Corporate Center
Private Banks & GAM	76	68	75	12	1

Net New Money1

	Quarter ended			Year to date

CHF billion	30.6.03	31.3.03	30.6.02	30.6.03	30.6.02

UBS	14.4	17.1	0.9	31.5	12.7

Wealth Management & Business Banking
Wealth Management	6.5	7.4	3.4	13.9	5.6
Business Banking Switzerland	0.3	(1.9)	(0.2)	(1.6)	2.1

Global Asset Management
Institutional	1.1	3.9	1.7	5.0	(0.2)
Wholesale Intermediary	1.3	3.4	(6.8)	4.7	(6.3)

Investment Bank	0.1	0.0	0.2	0.1	0.3

Wealth Management USA	3.9	3.7	1.4	7.6	8.8

Corporate Center
Private Banks & GAM	1.2	0.6	1.2	1.8	2.4

[1] Excludes interest and dividend income.

of shares outstanding as a result of our ongoing share buyback activities. Without the buyback programs, which have been in place since 2000, our earnings per share in this quarter would have been 13% lower.
–	The cost/income ratio this quarter was 73.4%, a decrease from 77.0% in second quarter last year and at its lowest level since the merger with PaineWebber. Revenues were virtually unchanged year-on-year while costs dropped 6%. We continue to actively manage costs, resulting in a lower absolute cost base in most business units compared to the same period a year ago. The Wealth Management USA and Business Banking Switzerland units show particularly strong cost reductions.
     Net new money in the wealth management units (Wealth Management and Wealth Management USA) remains strong, with inflows of CHF 10.4 billion this quarter, down only slightly from the first quarter result. Our European wealth management initiative had a record net new money inflow of CHF 3.3 billion in second quarter 2003. The Wealth Management USA business had another strong quarter and outperformed major peers. It reported net new money inflows of CHF 3.9 billion, up from CHF 3.7 billion in first quarter 2003.

Significant financial events

There were no significant financial events in second quarter 2002 or in first quarter 2003, but there was one significant financial event in second quarter 2003 and one in first quarter 2002.

–	We realized a net gain of CHF 2 million (pre-tax CHF 161 million) in second quarter 2003 from the sale of Wealth Management USA’s Correspondent Services Corporation (CSC) business. A substantial portion of CSC’s net assets comprised goodwill stemming from the PaineWebber acquisition. After deducting taxes of CHF 159 million (based on the purchase price) and the writedown of the goodwill associated with CSC, the net gain from the transaction was CHF 2 million.
–	In first quarter 2002, we realized a net gain of CHF 125 million (pre-tax CHF 155 million) from the sale of private bank Hyposwiss.
     Details of significant financial events are shown in the tables on page 8.

UBS results

Operating income

Total operating income was CHF 9,111 million in second quarter 2003, up 1% from CHF 9,008 million in the same period a year earlier. Excluding the CHF 161 million pre-tax gain from the sale of CSC, operating income dropped by 1% compared to the same quarter a year earlier. The slight decrease was mainly due to the decline of major currencies against the Swiss franc, including the 14% decline of the US dollar. The drop was also partly caused by lower asset-based revenues, as equity markets, despite their recovery in second quarter, remained below their prior-year level. These declines were offset by higher income from

UBS Review 13 August 2003

Significant Financial Events (SFE)

				Wealth
For the quarter ended				Management
		UBS		USA

CHF million	Line affected in Income Statement	30.6.03		30.6.03

Operating income
As reported		9,111		1,454
Less: Gain on disposal of Correspondent Services Corporation	Other income	161		161

Adjusted operating income		8,950		1,293

Operating expenses
As reported		6,788		1,311
No significant financial events

Adjusted operating expenses		6,788		1,311

Operating profit
Operating profit before tax and minority interests		2,323		143
SFE adjustments, net		(161)		(161)

Adjusted operating profit before tax and minority interests		2,162		(18)

Net profit
As reported		1,639
SFE adjustments, net		(161)
Tax effect of significant financial events, net	Tax expense	159

Adjusted net profit		1,637

Amortization of goodwill and other intangible assets		238

Adjusted net profit before goodwill		1,875

				Wealth
Year to date				Management	Corporate
		UBS		USA	Center

CHF million	Line affected in Income Statement	30.6.03	30.6.02	30.6.03	30.6.02

Operating income
As reported		16,884	18,597	2,618	1,561
Less: Gain on disposal of Correspondent Services Corporation	Other income	161		161
Less: Gain on disposal of Hyposwiss	Other income		155		155

Adjusted operating income		16,723	18,442	2,457	1,406

Operating expenses
As reported		12,965	15,013	2,570	1,180
No significant financial events

Adjusted operating expenses		12,965	15,013	2,570	1,180

Operating profit
Operating profit before tax and minority interests		3,919	3,584	48	381
SFE adjustments, net		(161)	(155)	(161)	(155)

Adjusted operating profit before tax and minority interests		3,758	3,429	(113)	226

Net profit
As reported		2,853	2,694
SFE adjustments, net		(161)	(155)
Tax effect of significant financial events, net	Tax expense	159	30

Adjusted net profit		2,851	2,569

Amortization of goodwill and other intangible assets		480	638

Adjusted net profit before goodwill		3,331	3,207

Net Interest and Trading Income

	Quarter ended			% change from		Year to date

CHF million	30.6.03	31.3.03	30.6.02	1Q03	2Q02	30.6.03	30.6.02

Net interest income	3,026	2,909	2,360	4	28	5,935	5,123
Net trading income	1,333	1,261	1,896	6	(30)	2,594	3,879

Total net interest and trading income	4,359	4,170	4,256	5	2	8,529	9,002

Breakdown by business activity:

Net income from interest margin products	1,292	1,285	1,318	1	(2)	2,577	2,741

Equities	700	315	734	122	(5)	1,015	1,465
Fixed income	1,794	2,000	1,447	(10)	24	3,794	3,602
Foreign exchange	419	370	543	13	(23)	789	885
Other	85	76	86	12	(1)	161	140

Net income from trading activities	2,998	2,761	2,810	9	7	5,759	6,092

Net income from treasury activities	354	384	485	(8)	(27)	738	904

Other [1]	(285)	(260)	(357)	(10)	20	(545)	(735)

Total net interest and trading income	4,359	4,170	4,256	5	2	8,529	9,002

[1] Principally external funding costs of the Paine Webber Group, Inc. acquisition.

fixed income trading, much lower private equity writedowns, and the combination of several small disposal gains.

     Net interest income and net trading income. Net interest income of CHF 3,026 million in second quarter 2003 was 28% higher than the same quarter a year ago. Net trading income declined 30% from CHF 1,896 million in second quarter 2002 to CHF 1,333 million in second quarter 2003.
     As well as income from interest margin based activities (loans and deposits), net interest income includes income earned as a result of trading activities (for example, coupon and dividend income). This component is volatile from period to period, depending on the composition of the trading portfolio. In order to provide a better explanation of the movements in net interest income and net trading income, we analyze the total according to the business activities that give rise to the income, rather than by the type of income generated.
     Net income from interest margin products decreased by 2% to CHF 1,292 million in second quarter 2003 from CHF 1,318 million in the same quarter a year earlier, mainly reflecting lower interest margins on cash and savings accounts and lower interest income from our much reduced recovery portfolio. This was nearly offset by higher volumes of savings and deposit accounts, and mortgages.

     At CHF 2,998 million, net income from trading activities in second quarter 2003 was 7% higher than the CHF 2,810 million recorded in the same quarter a year ago. Equities trading income dropped by 5% from CHF 734 million in second quarter 2002 to CHF 700 million this quarter. Excluding the effect of the weakening US dollar, equities trading income had a stronger quarter than a year ago, reflecting the gradual return of market opportunities. Proprietary trading performance was also notably stronger than in the unusually weak first quarter. Fixed income trading income increased 24% to CHF 1,794 million in second quarter 2003 from CHF 1,447 million in the same period a year earlier. Particularly good results were posted by the Principal Finance, Distressed Trading and High Yield Trading businesses, each of which benefited from the continued favorable interest rate environment. The result was pushed down by negative revenues of CHF 343 million relating to Credit Default Swaps (CDS) hedging existing credit exposures in the loan book – a reflection of the continued narrowing of credit spreads. The cumulative profit and loss impact from the CDS portfolio hedging loans is now slightly negative. Foreign exchange trading income had another strong result and stood at its second best level ever. However, it dropped from the record CHF 543 million in second quarter 2002 – which benefited from a particu-

UBS Review 13 August 2003

larly high proprietary proportion – to CHF 419 million in this quarter.

     At CHF 354 million in second quarter 2003, net income from treasury activities dropped by 27% from CHF 485 million a year earlier. The decline was driven by a drop in unrealized gains from derivatives used to economically hedge interest rate risk related to structured notes issued. These unrealized gains, while once significant on a quarterly basis, are not expected to produce high volatility in the future.
     Other net trading and interest income showed negative revenue of CHF 285 million in second quarter 2003 compared to negative CHF 357 million in the same quarter last year. The improvement reflects lower goodwill funding costs due to continuous amortization and the writedown of the value of the PaineWebber brand. The drop in private equity funding costs due to the shrinking portfolio also had a positive influence.
     At CHF 4,313 million, net fee and commission income declined 10% from CHF 4,816 million in second quarter 2002. This was mainly due to lower asset-based, investment fund and brokerage fees, which fell as market levels and activity remained below their levels in second quarter 2002. However, these declines were offset by a record quarter in underwriting fees, which rose 13% to CHF 654 million from CHF 581 million in the same period a year earlier. Equity underwriting had its strongest quarter since 2001, rising 52%, partially offset by fixed income underwriting revenues, which dropped by 20% from their record result a year ago. Corporate finance fees remained subdued, dropping by 39% from CHF 251 million in second quarter 2002 to CHF 153 million in this quarter. The drop reflects the continued difficult environment for corporate finance activities, with the overall fee pool falling 7% in first half 2003 from the same period a year earlier. Net brokerage fees dropped 13% to CHF 1,063 million in second quarter 2003 from CHF 1,221 million in the same quarter a year ago. Although investor activity recovered from the extremely low levels experienced in first quarter 2003, it remained below 2002 levels. At CHF 931 million, investment fund fees dropped 14% when compared to second quarter 2002, mainly a reflection of lower sales commissions. Portfolio and other management and advisory fees dropped by 13% from CHF 1,043 million in second quarter 2002 to

Allowances and provisions for credit risk

	Wealth Management &
	Business Banking
CHF million
As at	30.6.03	31.3.03

Loans to banks (gross)	4,146	3,433
Loans to customers (gross)	171,109	168,550

Gross loans	175,255	171,983

Non-performing loans	4,518	4,952
Other impaired loans	2,636	3,146

Total impaired loans	7,154	8,098

Allowances for non-performing loans	2,705	2,927
Allowances for other impaired loans	487	565

Total allowances for impaired loans	3,192	3,492

Other allowances and provisions	396	381

Total allowances and provisions	3,588	3,873

of which country allowances and provisions	499	527

Ratios
Impaired loans as a % of gross loans	4.1	4.7

Non-performing loans as a % of gross loans	2.6	2.9

Allowances and provisions for credit loss as a % of gross loans	2.0	2.3

Allocated allowances as a % of impaired loans	44.6	43.1

Allocated allowances as a % of non-performing loans	59.9	59.1

CHF 911 million in the same quarter this year. This decline was the result of lower performance and management fees, which mirrored lower equity market levels.

     Other income rose from a small loss of CHF 27 million in second quarter 2002 to a gain of CHF 415 million this quarter. This increase was mainly due to the CHF 161 million pre-tax gain from the disposal of CSC and a CHF 525 million decline in impairments of private equity and other financial investments. Those increases were partially offset by the absence of revenues from the Klinik Hirslanden business sold in fourth quarter 2002, and lower income from private equity exits (down 79%) and sales of other financial investments (down 55%).

Operating expenses

The stringent cost control measures in place across the firm allowed us to continue to manage our cost base in line with market developments. In second quarter 2003, total operating expenses were CHF 6,788 million, down 7% from CHF 7,263 million in the same period a year earlier. In fact, costs were at their second lowest level since the PaineWebber merger in fourth quarter 2000. The drop reflects a sharp 12% decline in general and administrative expenses, helped by the weakening of major currencies against the Swiss franc and last year’s sale of Klinik Hirslanden.

     Second quarter personnel expenses, at CHF 4,619 million, fell 3% from CHF 4,775 million in the same quarter a year earlier, mainly because of the decline of major currencies against the Swiss franc, and lower salary expense, following the 4% reduction in headcount over the period. Accruals for performance-related compensation developed in line with revenues. Personnel expenses are managed on a full year basis with final fixing of annual performance-related payments in the fourth quarter.
     General and administrative expenses dropped 12% from CHF 1,812 million in second quarter 2002 to CHF 1,600 million this quarter, the second lowest level since the merger with PaineWebber. Declines were registered in nearly all categories of costs. Significant drops were recorded in administrative costs, IT and outsourcing fees (dropping to the lowest level since 2000), travel and entertainment, telecommunications and postal expenses. General and administrative expenses at the Wealth Management USA and

Global				Wealth Management
Asset Management		Investment Bank		USA		Corporate Center		UBS

30.6.03	31.3.03	30.6.03	31.3.03	30.6.03	31.3.03	30.6.03	31.3.03	30.6.03	31.3.03

196	147	35,463	25,259	1,086	1,301	3,164	3,948	44,055	34,088
19	41	31,258	33,857	11,847	11,409	1,985	1,967	216,218	215,824

215	188	66,721	59,116	12,933	12,710	5,149	5,915	260,273	249,912

0	0	886	1,008	28	29	1	1	5,433	5,990
0	0	805	927	0	0	4	4	3,445	4,077

0	0	1,691	1,935	28	29	5	5	8,878	10,067

0	0	730	785	28	29	1	1	3,464	3,742
0	0	431	513	0	0	5	8	923	1,086

0	0	1,161	1,298	28	29	6	9	4,387	4,828

0	0	306	249	4	12	0	0	706	642

0	0	1,467	1,547	32	41	6	9	5,093	5,470

0	0	256	212	0	0	0	0	755	739

		2.5	3.3	0.2	0.2	0.1	0.1	3.4	4.0

		1.3	1.7	0.2	0.2	0.0	0.0	2.1	2.4

		2.2	2.6	0.2	0.3	0.1	0.2	2.0	2.2

		68.7	67.1	100.0	100.0	120.0	180.0	49.4	48.0

		82.4	77.9	100.0	100.0	100.0	100.0	63.8	62.5

UBS Review
13 August 2003

Actual credit loss expense / (recovery)

	Quarter ended			% change from		Year to date

CHF million	30.6.03	31.3.03	30.6.02	1Q03	2Q02	30.6.03	30.6.02

Wealth Management & Business Banking	(68)	64	60			(4)	121
Investment Bank	41	40	(24)	3		81	7
Wealth Management USA	3	0	1		200	3	4
Corporate Center	0	0	0			0	(10)

UBS	(24)	104	37			80	122

Business Banking Switzerland units recorded significant drops.

     At CHF 331 million, depreciation dropped 11% from CHF 374 million in second quarter 2002, mainly reflecting lower IT, and equipment- related charges.
     Amortization of goodwill and other intangible assets, at CHF 238 million, decreased by 21% from CHF 302 million in second quarter 2002, mainly because of the drop of the US dollar against the Swiss franc, as well as the writedown of the value of the PaineWebber brand name in fourth quarter 2002.

Tax
We incurred a tax expense of CHF 592 million in second quarter 2003. Excluding the effect of the sale of CSC, our tax charge would have been CHF 433 million, reflecting an effective tax rate of 20.0% for the second quarter and 19.8% for the year to date, compared to last year’s full year rate of 16.5% (before significant financial events). Last year’s rate was driven by lower progressive tax rates in Switzerland, the ability to benefit from tax losses in the US and UK and a high proportion of earnings generated in lower tax jurisdictions. Due to a change in the regional profit mix of UBS, we believe that an underlying tax rate of around 20% (before significant financial events) is a reasonable indicator for the remainder of the year.

Credit risk

Despite continued global economic weakness, our credit portfolios remained resilient. In second quarter 2003, we realized a net recovery of loan loss provisions of CHF 24 million, compared to net credit loss expense of CHF 104 million in first quarter, and CHF 37 million in second quarter 2002.

     Wealth Management & Business Banking experienced a net recovery of CHF 68 million in second quarter, compared to a credit loss expense of CHF 64 million last quarter and CHF 60 million in second quarter 2002. This favorable development was helped by a combination of two factors. First, we benefited from a high level of recoveries of provisions established in earlier periods and, second, we saw a continued low level of new impairments. The low level of new impairments in Switzerland, despite a stagnant economic climate, reflects our success in improving the quality of our domestic credit portfolio.
     Credit loss expense at the Investment Bank reached CHF 41 million, almost unchanged from the CHF 40 million in first quarter and compared to a net recovery of CHF 24 million in second quarter 2002. This strong performance is the result of a remarkably low level of provision requirements for new impairments combined with recoveries of existing provisions.
     The UBS loan portfolio amounted to CHF 260.3 billion on 30 June 2003, up from CHF 249.9 billion on 31 March 2003.
     Our success in growing our Swiss residential mortgage lending business helped Wealth Management & Business Banking’s loan book grow by CHF 3.3 billion in the three month period between 31 March 2003 and 30 June 2003. In the Investment Bank, loans to banks increased by CHF 10.2 billion, as a consequence of an increase in low risk short-term money market business. On the other hand, loans to customers decreased slightly by CHF 2.6 billion.
     Total impaired loans continued to decline. On 30 June 2003, they stood at CHF 8,878 million, down from CHF 10,067 million on 31 March 2003. The high level of workouts of recovery positions again more than compensated for new impairments. As a result, the impaired loans to

UBS: Value at Risk (10-day 99% confidence)

		Quarter ended 30.6.03						Quarter ended 31.3.03

CHF million	Limits	Min.		Max.		Average	30.6.03	Min.		Max.		Average	31.3.03
Business Groups
Investment Bank	450	303.3		410.9		345.1	383.8	290.4		447.0		350.0	300.0
Wealth Management USA	50	9.4		18.7		12.1	11.3	11.4		18.4		15.3	11.7
Global Asset Management [1]	30	7.0		14.6		10.7	10.4	8.2		15.6		10.5	10.3
Wealth Management &
Business Banking [2]	30	3.0		3.9		3.4	3.5	3.5		4.7		4.1	3.6
Corporate Center [3]	150	48.3		76.5		62.3	56.4	59.6		82.7		70.5	65.1
Reserve								170
Diversification effect			[4]		[4]	(77.0)	(75.1)		[4]		[4]	(89.2)	(73.2)

Total	600	315.2		421.8		356.6	390.3	297.5		461.7		361.1	317.5

[1]	Only covers UBS interest in UBS O’Connor funds. [2] Includes VaR for the Private Banks including banking book interest rate exposure. Limit reduced from CHF 50 million to CHF 30 million in second quarter 2003. [3] Includes interest rate exposures in the banking book of Group Treasury. [4] As the minimum and maximum occur on different days for different Business Groups, it is not meaningful to calculate a portfolio diversification effect.

Investment Banking & Securities: Value at Risk (10-day 99% confidence)

	Quarter ended 30.6.03						Quarter ended 31.3.03

CHF million	Min.		Max.		Average	30.6.03	Min.		Max.		Average	31.3.03

Risk type
Equities	160.5		188.9		173.8	182.8	160.6		186.3		172.5	160.8
Interest rates	260.9		345.1		305.0	331.7	251.1		428.1		319.6	280.4
Foreign exchange	19.5		67.4		38.0	56.4	6.6		28.8		14.3	21.8
Other [1]	9.5		20.4		15.0	14.4	10.5		51.3		17.4	16.8
Diversification effect		[2]		[2]	(186.7)	(201.5)		[2]		[2]	(173.9)	(179.8)

Total	303.3		410.9		345.1	383.8	290.4		447.0		350.0	300.0

[1]	Includes energy and precious metals risk. [2] As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

gross loans ratio improved, falling to 3.4% in second quarter from 4.0% in the previous quarter.

Market risk

Market risk is incurred primarily through UBS’s trading activities, which are centered in the Investment Bank.

     Market risk for the Investment Bank, as measured by the 10-day 99% confidence level Value at Risk (VaR) was, on average, slightly lower than at the end of the first quarter 2003. Although VaR at the end of the quarter was at the high end of the range for the period, it remained within allocated limits. The gradual increase during the quarter, seen in the graph on the next page, reflected market conditions in both the fixed income and equity markets. Fixed income and currency markets continued to offer favorable risk/return payoffs and positive sentiment carried over into the equity markets, where there was increased opportunity and greater deal flow. While foreign exchange exposure increased in percentage terms over the reporting period, its impact on the Investment Bank’s total VaR was minor.

     The quality of the VaR model is continuously monitored by backtesting — comparing actual revenues arising from closing positions (i.e. excluding intra-day revenues, fees and commissions) with the one-day VaR calculated on these positions. The graph on the next page shows these daily revenues and the corresponding 1-day VaR over the last 12 months. The 10-day VaR, which is the basis of the limits and exposures in the tables above, is also shown in this graph for information. Revenues over this period were within the range predicted by the VaR model.
     UBS also routinely assesses potential stress loss against a standard set of forward-looking scenarios. Stress events modeled in our standard scenarios include crises in equity, corporate bond and emerging markets, and severe currency and interest rate movements. These scenarios are kept

UBS Review
13 August 2003

under constant review and fine-tuned as necessary. We also monitor our positions against more specific scenarios that target individual sectors or are based on current concerns. Like VaR, stress loss increased towards the end of the period, but remained within limits.

Capital management

We remain committed to being one of the best- capitalized financial services firms in the world and will therefore continue to manage our balance sheet prudently. This clear focus and our ongoing strong cash flow generation means that we have been able to keep our BIS Tier 1 ratio high while continuing our share buyback programs, which have been running for three years.

     Risk-weighted assets increased 2% from CHF 239 billion on 31 March 2003 to CHF 243 billion on 30 June 2003. Decreases in regulatory capital requirements for market risk, contingent liabilities and commitments were more than offset by higher capital requirements from our loan portfolio. BIS Tier 1 capital increased from CHF 27.6 billion in first quarter 2003 to CHF 29.1 billion this quarter, reflecting the effect of higher retained earnings and the issuance of USD 300 million in trust preferred securities, offsetting the capital reduction due to the ongoing share buyback programs. This resulted in an increase of UBS’s Tier 1 ratio to 12.0% at the end of June 2003 compared to 11.5% on 31 March 2003.

Debt and trust preferred issue
In a reflection of UBS’s integrated business model, our treasury, working closely with the Investment Bank and our Wealth Management business groups, issued two new UBS securities in second quarter.

     In June, we issued a senior straight UBS bond. The security, a CHF 500 million, 1.125% bond due July 2007, was given strong credit ratings, and investors received the new issue enthusiastically. It was the first offering of a UBS bond seen in the market since early 1999, providing us with funding costs significantly below those of our peer banks.
     In the US, USD 300 million were raised in a trust preferred securities offering that was an integral part of the successful “Contact Matters” campaign. The issue gave our financial advisors the opportunity to offer clients an innovative floating-rate note that fulfilled their fixed income needs. The entire issue was sold by our Wealth Management USA business, with our Investment Bank acting as sole bookrunner.

BIS Capital and Ratios

				% change from
CHF million, except where indicated
As at	30.6.03	31.3.03	31.12.02	31.3.03	31.12.02

Risk-weighted assets	243,032	238,746	238,790	2	2

BIS Tier 1 capital	29,145	27,562	27,047	6	8
of which hybrid Tier 1 capital[1]	3,517	3,113	3,182	13	11
BIS total capital	33,949	32,490	33,009	4	3

BIS Tier 1 capital ratio (%)	12.0	11.5	11.3
of which hybrid Tier 1 capital (%)[1]	1.4	1.3	1.3
BIS total capital ratio (%)	14.0	13.6	13.8

[1]	Trust preferred securities.

UBS Shares and Market Capitalization

				% change from
Number of shares, except where indicated
As at	30.6.03	31.3.03	30.6.02	31.3.03	30.6.02

Total ordinary shares issued	1,258,031,067	1,256,702,037	1,283,184,984	0	(2)
Second trading line treasury shares
2001 program			(28,818,690)
2002 first program	(67,700,000)	(67,700,000)	(35,383,372)
2002 second program	(8,270,080)	(8,270,080)
2003 program	(11,270,000)	(1,470,000)

Shares outstanding for market capitalization	1,170,790,987	1,179,261,957	1,218,982,922	(1)	(4)

Share price (CHF)	75.35	57.50	74.85	31	1

Market capitalization (CHF million)	88,219	67,808	91,241	30	(3)

Total treasury shares	139,778,748	106,106,685	72,852,244	32	92

Buyback program
In light of our continued strong capitalization, we launched our fifth consecutive buyback program on 6 March 2003. It enables us to repurchase for cancelation a maximum value of CHF 5 billion in UBS shares, which corresponds to about 6.8% of total share capital. The program, approved by shareholders at the Annual General Meeting, will run for one year.

     In second quarter, we repurchased 9,800,000 shares under this buyback program, bringing the total purchased at 30 June 2003 to 11,270,000 shares, at an average share price of CHF 63.22 and a total cost of CHF 713 million. Following approval at the Annual General Meeting on 16 April 2003, 75,970,080 million shares bought back under the two 2002 buyback programs were irrevocably canceled on 10 July 2003.

Treasury shares
IFRS requires a company that holds its own shares for trading or non-trading purposes to record those shares as treasury shares and deduct them from shareholders’ equity.

     Our holding of own shares increased from 106,106,685, or 8.4% of shares issued, on 31 March 2003, to 139,778,748 shares, or 11.1% of shares issued, on 30 June 2003, reflecting the additional shares we bought under our buyback for cancelation program as well as shares purchased to fund our employee share and option programs.
     Of these treasury shares, 87,240,080 shares were purchased under the 2002 and 2003 buy- back programs. The remaining 52,538,668 shares are mainly held to cover employee share and option programs, and to a limited extent for market-making activities by the Investment Bank. The Investment Bank acts as a market- maker in UBS shares as well as derivatives related to those shares and may hold UBS shares as a hedge for derivatives issued to retail and institutional investors. Changes in the trading approach can lead to fluctuations in the size of our direct holding of UBS shares. The increase in treasury shares in the second quarter was mainly due to a change in our hedging strategy as we covered a substantially higher proportion of our employee option liabilities.

Wealth Management & Business Banking
13 August 2003

Wealth Management & Business Banking

Georges Gagnebin
Chairman, Wealth Management & Business Banking

Marcel Rohner
CEO, Wealth Management &
Business Banking

In second quarter 2003, Wealth Management’s pre-tax profit was CHF 656 million, up 23% from first quarter 2003. Net new money of CHF 6.5 billion included a record inflow into the European wealth management initiative. Business Banking Switzerland’s pre-tax profit was CHF 579 million in second quarter 2003, a 16% increase from first quarter 2003. Revenue from disposals helped drive the cost/income ratio down to a record low of 55%.

Business Group Reporting

	Quarter ended			% change from		Year to date

CHF million, except where indicated	30.6.03	31.3.03	30.6.02	1Q03	2Q02	30.6.03	30.6.02

Income	3,108	2,866	3,104	8	0	5,974	6,288
Credit loss expense [1]	(43)	(57)	(81)	(25)	(47)	(100)	(174)

Total operating income	3,065	2,809	3,023	9	1	5,874	6,114

Personnel expenses	1,175	1,146	1,115	3	5	2,321	2,281
General and administrative expenses	527	517	566	2	(7)	1,044	1,106
Depreciation	109	94	113	16	(4)	203	229
Amortization of goodwill and other intangible assets	19	19	26	0	(27)	38	50

Total operating expenses	1,830	1,776	1,820	3	1	3,606	3,666

Business Group performance before tax	1,235	1,033	1,203	20	3	2,268	2,448

Business Group performance before tax and amortization of goodwill and other intangible assets	1,254	1,052	1,229	19	2	2,306	2,498
Additional information
Regulatory equity allocated (average)	8,800	8,500	8,800	4	0
Cost / income ratio (%) [2]	59	62	59			60	58
Cost / income ratio before goodwill (%) [3]	58	61	58			60	58

1 In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IFRS actual credit loss is reported in the Business Groups (see Note 2 to the Financial Statements). 2 Operating expenses / operating income less credit loss expense. 3 Operating expenses less the amortization of goodwill and other intangible assets / operating income less credit loss expense.

Wealth Management

[1] In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IFRS actual credit loss is reported in the Business Groups (see Note 2 to the Financial Statements).

[2] Excludes interest and dividend income.

[3] Annualized income / average invested assets.

[4] Operating expenses / operating income less credit loss expense.

[5]Operating expenses less the amortization of goodwill and other intangible assets / operating income less credit loss expense.

[6] Operating expenses less the amortization of goodwill and other intangible assets and expenses for the European wealth management initiative / operating income less credit loss expense and income for the European wealth management initiative.

Business Unit Reporting

	Quarter ended			% change from		Year to date

CHF million, except where indicated	30.6.03	31.3.03	30.6.02	1Q03	2Q02	30.6.03	30.6.02

Income	1,732	1,575	1,744	10	(1)	3,307	3,500
Credit loss expense [1]	(2)	(2)	(6)	0	(67)	(4)	(13)

Total operating income	1,730	1,573	1,738	10	0	3,303	3,487

Personnel expenses	496	474	463	5	7	970	927
General and administrative expenses	536	525	525	2	2	1,061	1,046
Depreciation	23	21	23	10	0	44	42
Amortization of goodwill and other intangible assets	19	19	26	0	(27)	38	50

Total operating expenses	1,074	1,039	1,037	3	4	2,113	2,065

Business unit performance before tax	656	534	701	23	(6)	1,190	1,422

Business unit performance before tax and amortization of goodwill and other intangible assets	675	553	727	22	(7)	1,228	1,472
KPI’s
Invested assets (CHF billion)	691	638	677	8	2
Net new money (CHF billion) [2]	6.5	7.4	3.4			13.9	5.6

Gross margin on invested assets (bps) [3]	104	98	99	6	5	101	98

Cost / income ratio (%) [4]	62	66	59			64	59
Cost / income ratio before goodwill (%) [5]	61	65	58			63	58
Cost / income ratio before goodwill and excluding the European wealth management initiative (%) [6]	53	57	51			55	51

Client advisors (full-time equivalents)	3,121	3,065	2,889	2	8

International Clients
Income	1,226	1,088	1,211	13	1	2,314	2,425

Invested assets (CHF billion)	485	447	461	9	5
Net new money (CHF billion) [2]	6.6	7.0	4.1			13.6	8.0

Gross margin on invested assets (bps) [3]	105	97	101	8	4	101	100

European wealth management initiative (part of International Clients)
Income	61	52	49	17	24	113	92

Invested assets (CHF billion)	39	31	26	26	50
Net new money (CHF billion) [2]	3.3	3.0	1.8			6.3	3.1

Client advisors (full-time equivalents)	582	575	502	1	16

Swiss Clients
Income	506	487	533	4	(5)	993	1,075

Invested assets (CHF billion)	206	191	216	8	(5)
Net new money (CHF billion) [2]	(0.1)	0.4	(0.7)			0.3	(2.4)

Gross margin on invested assets (bps) [3]	102	101	94	1	9	101	94

				% change from
Additional information
As at	30.6.03	31.3.03	30.6.02	1Q03	2Q02

Client assets (CHF billion)	845	777	831	9	2
Regulatory equity allocated (average)	2,600	2,550	3,100	2	(16)
Headcount (full-time equivalents)	9,228	9,316	9,075	(1)	2

Wealth Management & Business Banking
13 August 2003

Key performance indicators

Net new money in second quarter 2003 was CHF 6.5 billion, another strong result, after the first quarter inflow of CHF 7.4 billion. The International Clients business reported CHF 6.6 billion in net new money, with record inflows into the European wealth management initiative of CHF 3.3 billion. The Swiss Clients business showed a net outflow of CHF 0.1 billion.

     Invested assets on 30 June 2003 were CHF 691 billion, up 8% from CHF 638 billion on 31 March 2003, reflecting the general rebound in equity markets and the recovery of the euro against the Swiss franc (approximately 34% of Wealth Management’s invested assets are euro-denominated). The strong inflow of net new money also pushed up invested assets.

     Gross margin on invested assets increased to 104 basis points in second quarter 2003 from 98 basis points in first quarter. Revenues rose on the disposal of our participation in Deutsche Boerse and through higher brokerage fees, reflecting returning client activity. Excluding the disposal gain, the margin would have increased by 2 basis points to 100 basis points.

     The pre-goodwill cost/income ratio, at 61% in second quarter 2003, improved four percentage points from first quarter 2003. The development was due to strong growth in operating income, buoyed by the disposal gain, higher brokerage fees and rising recurring fees, benefiting from increased average asset levels. When the European wealth management initiative is excluded, the pre-goodwill cost/income ratio was 53% in second quarter 2003, also an improvement of four percentage points from first quarter. Two points of the four point improvement can be attributed to the Deutsche Boerse disposal gain.

European wealth management

Net new money in second quarter 2003 was CHF 3.3 billion — topping last quarter and the best result since the initiative’s launch at the beginning of 2001. The inflow in first half 2003 corresponds to an annualized growth rate of 45%. Excellent inflows were recorded in the UK and Germany. The level of invested assets reached CHF 39 billion on 30 June 2003, up from CHF 31 billion on 31 March 2003, as a result of the strong net new money inflows, the euro’s rebound against the Swiss franc and higher equity market levels.

     Income in second quarter 2003 was a record CHF 61 million, up from CHF 52 million in first quarter 2003 because of higher recurring revenues from the rapidly growing asset base.

     The number of client advisors rose to 582 at the end of June 2003, up from 575 at the end of March 2003.

UBS acquires Lloyds TSB’s French wealth management business

UBS has acquired Lloyds Bank S.A., the French wealth management business of UK bank Lloyds TSB. The purchase will be effective from the beginning of third quarter. Lloyds Bank S.A. serves wealthy private clients in the French market with offices in Paris, Lyons and Cannes, and is a strategic and geographic fit with our existing French business. Lloyds Bank S.A. employs 80 staff, of whom 21 are client advisors, and manages around EUR 1 billion in invested assets.

Branch openings

Strategic expansion of our branch network is essential for the continued success of the European wealth management initiative. Potential branch locations in our five target countries of Germany, Italy, France, Spain and the UK are systematically screened according to a number of criteria, including market potential, market share required to break even and the potential availability of top-quality client advisors.
     As part of that process, our Spanish branch network was extended to five offices in May with the opening of a new branch in Valencia. Also in May, we opened a new branch in Florence, Italy.
     UBS has also set up a domestic wealth management presence in Vienna. Although Austria is not among the countries targeted by our European wealth management initiative, Vienna has a significant concentration of wealth. Furthermore, the new branch will serve as a gateway for clients from Eastern Europe.

Investment performance

Financial markets recovered strongly in second quarter. General market uncertainty receded, as geopolitical tensions subsided and the SARS crisis ebbed, pushing equity prices higher. Bonds, on the other hand, gained in value from expectations of deflationary pressure, the continued relaxed monetary stance held by key central banks, and a further lack of any strong sign of recovery in the world’s largest economies.

     UBS Strategy Funds also performed well in the second quarter. Because of a favorable asset allocation, they outperformed their peers both in the second quarter and over the last 12 months.
     The graph on the next page illustrates that all strategy funds saw a positive performance in the second quarter, while funds with an equity bias outperformed all other funds. Fixed income funds also reported a positive performance. Funds denominated in Swiss francs and US dollars saw performance improve as a result of the strengthening of the euro against the two currencies.

Results

In second quarter 2003, Wealth Management’s pre-tax profit was CHF 656 million, up CHF 122 million from first quarter 2003. Operating income rose markedly on a disposal gain from

Wealth Management & Business Banking
13 August 2003

the sale of our participation in Deutsche Boerse, higher brokerage fees and recovering asset-based fee income. Operating expenses were up only slightly. This led to a drop in the cost/income ratio from 66% in the previous quarter to 62% this quarter.

Operating income
 Total operating income, at CHF 1,730 million
in second quarter 2003, increased by
CHF 157 million from first quarter 2003.
Recurring income rose because of higher
asset-based revenues reflecting the
market-driven increase in average

Making life insurance integral to wealth management

It is not every day that a business can lay claim to finding a market niche in a mature, commoditized industry. But that is essentially what UBS International Life, launched this spring, has done.

     By focusing its offering on unit-linked life insurance and on UBS’s wealth management client base in Europe, the unit is significantly exceeding expectations. The business is proving to be an effective tool that increases UBS’s share-of-wallet with existing clients, and helps to attract net new money.

     A key reason why the business is experiencing strong demand is because its products and services clearly differentiate themselves from that of standard insurance firms. UBS International Life is not in the business of generating volumes per se. Its strategy is to take advantage of a relatively unexplored market segment where premiums are perceptibly higher than the industry average. Products clearly emphasize individualized solutions for high net worth individuals, providing a flexible vehicle suitable for any long-term investment, retirement or inheritance planning strategy.

     In core European markets, clients who choose policies worth more than EUR 250,000 can take advantage of UBS’s various discretionary portfolio management strategies and other innovative investment content. For policies above EUR 150,000, clients can choose from among UBS’s discretionary managed fund portfolio strategies or from a number of fund of funds strategies. When bundled with the other components of a private client’s portfolio, invested assets. Non-recurring income was up significantly because of the disposal gain, and from higher brokerage fees, which reflected gradual recovery in client activity.

Operating expenses
 Wealth Management’s operating expenses were CHF 1,074 million in second quarter 2003, up 3% from the previous quarter. Personnel expenses, at CHF 496 million in second quarter, increased by 5% from first quarter, mainly because of higher expenses for early retirement costs and higher performance-related accruals. General and administrative expenses, at CHF 536 million, were up 2% from the very low first quarter level. Depreciation, at CHF 23 million, was little changed from first quarter.

Headcount
 Headcount, at 9,228 on 30 June 2003, decreased by 88 from 31 March 2003. Although we continued to hire client advisors, we reduced head-count in non-client facing areas due to the ongoing streamlining of processes and structures.

Outlook

The Wealth Management business produced a solid result in second quarter 2003, with clients again investing significant new funds. However, markets remain difficult to predict and economic indicators mixed. We will therefore continue to focus on tight management of costs, with our short-term profitability strongly dependent on the effect of prevailing market conditions.

including mortgages, loans and trusts, these provide tax-efficient investment solutions and flexible estate planning.

     In order to offer life insurance effectively, client advisors working across all the firm’s business areas are able to easily access a straightforward intranet tool that provides comprehensive information. The tool also gives advisors the capability to create offers and applications. Additionally, advisors are supported by a dedicated hotline, newsletters and a small sales support organization. The lean set-up allows UBS International Life to have a competitive cost structure and pricing.
     UBS International Life also has a Swiss sister, UBS Life AG, which was launched at the beginning of 2001 and is now established as one of the leading domestic players in the unit-linked insurance market. There the focus is on offering clients a selection of proprietary UBS unit-linked life insurance policies along with traditional third-party products from established providers such as Baloise and Zurich Life.

     Put into a broader perspective, UBS’s strategy in life insurance is to complete its wealth management product offering and is by no means a foray into bancassurance. Moreover, as the populations of many western societies continue to age, an increasing number of the core affluent will pay more attention to their individual retirement and inheritance planning needs, giving UBS International Life the opportunity to enjoy growth for the foreseeable future.

Wealth Management & Business Banking
13 August 2003

Business Banking Switzerland

Business Unit Reporting

	Quarter ended			% change from		Year to date

CHF million, except where indicated	30.6.03	31.3.03	30.6.02	1Q03	2Q02	30.6.03	30.6.02

Income	1,376	1,291	1,360	7	1	2,667	2,788
Credit loss expense [1]	(41)	(55)	(75)	(25)	(45)	(96)	(161)

Total operating income	1,335	1,236	1,285	8	4	2,571	2,627

Personnel expenses	679	672	652	1	4	1,351	1,354
General and administrative expenses	(9)	(8)	41	(13)		(17)	60
Depreciation	86	73	90	18	(4)	159	187
Amortization of goodwill and other intangible assets	0	0	0			0	0

Total operating expenses	756	737	783	3	(3)	1,493	1,601

Business unit performance before tax	579	499	502	16	15	1,078	1,026

Business unit performance before tax and amortization of goodwill and other intangible assets	579	499	502	16	15	1,078	1,026
KPI’s
Invested assets (CHF billion)	209	197	211	6	(1)
Net new money (CHF billion) [2]	0.3	(1.9)	(0.2)			(1.6)	2.1

Cost / income ratio (%) [3]	55	57	58			56	57
Cost / income ratio before goodwill (%) [4]	55	57	58			56	57

Non-performing loans/gross loans (%)	3.2	3.5	4.3
Impaired loans/gross loans (%)	5.0	5.7	6.9

Additional information				% change from		Year to date

As at or for the period ended	30.6.03	31.3.03	30.6.02	1Q03	2Q02	30.6.03	30.6.02

Deferred releases included in credit loss expense [1]	88	77	56	14	57	165	109
Client assets (CHF billion)	545	481	550	13	(1)
Regulatory equity allocated (average)	6,200	5,950	5,700	4	9
Headcount (full-time equivalents)	18,018	18,302	19,136	(2)	(6)

1 In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IFRS actual credit loss is reported in the Business Groups (see Note 2 to the Financial Statements). Deferred releases represent amortization of historical differences between actual credit losses and actuarial expected loss (for more information, please refer to pages 39-40 of the UBS Financial Report 2002). 2 Excludes interest and dividend income. 3 Operating expenses / operating income less credit loss expense. 4 Operating expenses less the amortization of goodwill and other intangible assets / operating income less credit loss expense.

Key performance indicators

Business Banking Switzerland’s invested assets were CHF 209 billion on 30 June 2003, up CHF 12 billion from 31 March 2003, mainly due to the rise of global equity markets as well as the recovery of the euro against the Swiss franc.

     Net new money was CHF 0.3 billion in second quarter 2003 compared to the first quarter’s outflow of CHF 1.9 billion, when corporate clients transferred substantial short-term deposits to their current accounts (which are not classified as invested assets).

     Our cost/income ratio improved significantly, falling to a record low of 55% in second quarter 2003 from 57% in first quarter 2003, mainly reflecting approximately CHF 80 million in disposal gains.

     Business Banking Switzerland’s loan portfolio, at CHF 142.0 billion on 30 June, 2003 was up 0.6 billion from the level on 31 March 2003. Net new mortgages, at CHF 1.3 billion in second quarter, were again strong, particularly for private clients. This increase was partly offset by the ongoing workout of the recovery portfolio, which fell from CHF 8.2 billion to CHF 7.4 billion. The reduction in the recovery portfolio is also mirrored in our key loan ratios: the non-performing loans ratio dropped to 3.2% at 30 June 2003 from 3.5% at 31 March 2003, while the impaired loan ratio improved to 5.0% from 5.7% over the same period.

     Business Banking Switzerland’s net interest income in second quarter 2003 remained stable in comparison to first quarter. The volume of fixed-rate mortgages and saving accounts rose although those gains were offset by declining margins on current accounts, due to the low interest rate environment.

Initiatives and achievements

“Yellow” mortgages and retirement savings accounts

In partnership with UBS, PostFinance, the financial arm of the Swiss post office, launched its first three private mortgage products in second quarter.
     Advice and loan contracts are handled by PostFinance Advisory Centers located throughout Switzerland, while post offices provide information and contact details. PostFinance is also responsible for setting the mortgage interest rates.
     We handle the risk, capital management and funding for PostFinance, transferring the loans to the UBS balance sheet. PostFinance grants its loans on the basis of stringent risk criteria defined by UBS. The loans are structured so that they can easily be securitized.
     As part of its partnership with us, Post-Finance will also offer small and medium-sized enterprises and public-sector entities loans and overdrafts from autumn 2003 onwards. We will also manage the PostFinance Retirement Savings Foundation, handling the discretionary retirement savings accounts sold by
Post-Finance.

Major global custody mandates

Due to excellent cooperation between our regional sales and our product management units, we won more than 10 global custody mandates for assets in excess of CHF 6 billion. The total of global custody assets managed at the end of second quarter is now around CHF 120 billion.
     In addition to traditional custody administration, UBS is able to offer custody clients a comprehensive package of products and services. These include a range of high-end e-banking tools, performance and risk analyses, professional compliance monitoring, active cash management and various investment accounting solutions.
     Institutional investors as well as ultra high net worth private clients and family businesses are increasingly taking advantage of our global custody service. In a customer satisfaction survey conducted by Global Custodian magazine, UBS was ranked the best Swiss financial institution for global custody services, coming second out of 15 international banks.

Wealth Management & Business Banking
13 August 2003

UBS Card Center sells VISA acquiring business to Telekurs

UBS Card Center sold its VISA acquiring business in second quarter 2003 to Telekurs Group. This business involves servicing retailers that accept credit cards, such as shops, hotels, restaurants and gas stations. UBS will now concentrate exclusively on the credit card issuing business (which processes, issues and manages credit cards for individuals and companies). UBS credit card holders are not affected by this sale. In the issuing business, where we have a Swiss market share of almost one-third, we handle 35 million transactions a year with a value of approximately CHF 7 billion.

Results

In second quarter 2003, Business Banking Switzerland reported a record pre-tax profit of CHF 579 million — a 16% increase from first quarter. Operating income rose significantly on disposal gains and operating costs rose only marginally, reflecting higher depreciation and a slight increase in personnel expenses.

Operating income

Second quarter operating income in 2003 was CHF 1,335 million, up 8% or CHF 99 million from first quarter 2003. Around CHF 80 million of this net income increase stemmed from divestments — the most important of which was the sale of our VISA acquiring business. Interest income remained stable as the impact of higher mortgage and saving account volumes was offset by a decline in margins on current accounts. Fee income in second quarter fell slightly as some of the earnings were based on asset levels recorded at the end of the first quarter, when markets were particularly depressed. In second quarter 2003, credit loss expenses fell to a new record low of CHF 41 million due to higher deferred credit benefits from prior periods reflecting the ongoing outperformance of our loan portfolio.

Operating expenses

Operating expenses increased to CHF 756 million in second quarter 2003, up 3% from first quarter 2003.
     Personnel expenses, at CHF 679 million, rose by CHF 7 million mainly due to higher expenses for early retirement costs.
     General and administrative expenses fell to a negative CHF 9 million, down by CHF 1 million from first quarter, mainly reflecting lower IT expenses. The overall very low general and administrative expenses are a result of UBS’s integrated business model, through which Business Banking Switzerland provides a significant number of services to other business units, mainly Wealth Management. In accounting terms, the costs for these services are charged to the receiving unit as general and administrative expenses, and then offset by lower general and administrative expenses in the provider unit.
     Depreciation increased to CHF 86 million, up CHF 13 million from the first quarter, due to the single writeoff of a software license agreement.

Headcount

Business Banking Switzerland’s headcount was 18,018 on 30 June 2003, down 284 from 31 March 2003, reflecting an ongoing streamlining of processes and structures.

Outlook

Business Banking Switzerland again achieved an excellent result, mainly due to continued strict management of the cost base. This quarter’s result was additionally helped by specific sales proceeds that will not recur. Business Banking Switzerland remains competitively positioned and we remain committed to delivering profitability comparing favorably to our peers in the retail and commercial banking sector.

Global Asset Management
13 August 2003

Global Asset Management

John A. Fraser
Chairman and CEO,
Global Asset Management

[1]	Operating expenses / operating income.

[2]	Operating expenses less the amortization of goodwill and other intangible assets / operating income.

[3]	Excludes interest and dividend income.

[4]	Annualized income / average invested assets.

Benefiting from improved market conditions, pre-tax profit in second quarter 2003 doubled to CHF 89 million from CHF 44 million in first quarter 2003, reflecting higher performance and management fees. A further CHF 2.4 billion inflow of net new money was mainly driven by strong asset flows into alternative and quantitative investments, equities and fixed income mandates.

Business Group Reporting

	Quarter ended			% change from		Year to date

CHF million, except where indicated	30.6.03	31.3.03	30.6.02	1Q03	2Q02	30.6.03	30.6.02

Institutional fees	243	198	201	23	21	441	466
Wholesale Intermediary fees	194	180	218	8	(11)	374	429

Total operating income	437	378	419	16	4	815	895

Personnel expenses	207	188	196	10	6	395	415
General and administrative expenses	96	99	97	(3)	(1)	195	217
Depreciation	6	7	7	(14)	(14)	13	12
Amortization of goodwill and other intangible assets	39	40	47	(3)	(17)	79	99

Total operating expenses	348	334	347	4	0	682	743

Business Group performance before tax	89	44	72	102	24	133	152

Business Group performance before tax and amortization of goodwill and other intangible assets	128	84	119	52	8	212	251

KPI’s
Cost / income ratio (%) [1]	80	88	83			84	83
Cost / income ratio before goodwill (%) [2]	71	78	72			74	72

Institutional
Invested assets (CHF billion)	297	264	303	13	(2)
of which: money market funds	17	19	22	(11)	(23)
Net new money (CHF billion) [3]	1.1	3.9	1.7			5.0	(0.2)
of which: money market funds	(1.9)	(0.6)	(0.1)			(2.5)	(0.3)
Gross margin on invested assets (bps) [4]	35	29	26	21	35	32	29

Wholesale Intermediary
Invested assets (CHF billion)	270	255	283	6	(5)
of which: money market funds	107	110	118	(3)	(9)
Net new money (CHF billion) [3]	1.3	3.4	(6.8)			4.7	(6.3)
of which: money market funds	(3.9)	0.6	(5.5)			(3.3)	(4.8)
Gross margin on invested assets (bps) [4]	30	28	29	7	3	29	28

				% change from
Additional information
As at	30.6.03	31.3.03	30.6.02	1Q03	2Q02

Client assets (CHF billion)	567	519	586	9	(3)
Regulatory equity allocated (average)	1,000	950	1,150	5	(13)
Headcount (full-time equivalents)	2,714	2,732	2,769	(1)	(2)

Additional money market fund disclosure

From this quarter onwards, we will separately disclose invested asset levels and net new money inflows reported by our money market funds. Money market funds are low margin and, compared with our other asset classes, experience large inflows and outflows as private clients and companies move in or out of these liquid assets. This often results in net new money data having a high degree of volatility. Money market funds totaled CHF 124 billion on 30 June 2003, down by CHF 5 billion from 31 March 2003. In second quarter, net outflows from money market funds were CHF 5.8 billion.

Key performance indicators

The pre-goodwill cost/income ratio was 71% in second quarter 2003, down from 78% in first quarter, reflecting higher performance-driven revenues and lower general and administrative expenses as well as declining levels of depreciation.

Institutional
Institutional invested assets stood at CHF 297 billion on 30 June 2003, up from CHF 264 billion on 31 March 2003, mainly because of positive markets and the strengthening of sterling and the euro against the Swiss franc. Net new money inflows were CHF 1.1 billion in second quarter, down from CHF 3.9 billion in first quarter. Inflows into alternative investments, equity and fixed income mandates more than offset outflows from lower margin money market funds. In particular, our research collaboration with Wealth Management & Business Banking in the area of funds of hedge funds helped increase inflows into alternative and quantitative investments. All regions reported positive inflows into equity mandates, with additional strong inflows into fixed income mandates in Asia.

     The gross margin was 35 basis points in second quarter 2003, up from 29 basis points in first quarter. This was due to increased performance fees from alternative and quantitative investments, especially at O’Connor.

Wholesale Intermediary
Invested assets were CHF 270 billion on 30 June 2003, up from CHF 255 billion on 31 March 2003. Positive financial market developments and further inflows of net new money contributed to the rise. Net new money was CHF 1.3 billion in second quarter, down from the inflow of CHF 3.4 billion in first quarter 2003. Strong inflows in fixed income mandates were recorded in Asia and Europe and equity mandates in the Americas also attracted new funds. Those inflows more than offset the CHF 3.9 billion outflows experienced in low

Global Asset Management
13 August 2003

margin money market mandates in the Ameri-cas and Europe, reflecting the low interest rate environment as well as the inherent volatility of money flows into and out of brokerage sweep accounts held for the Wealth Management USA business.

     In the US, the Investment Company Institute reported net inflows for the industry of USD 32.7 billion in second quarter 2003, mainly into equity mutual funds. In Switzerland, Lipper, a Reuters company, reported industry inflows of CHF 1.8 billion in second quarter 2003 primarily driven by bond funds.

     The gross margin was 30 basis points in second quarter 2003, up from 28 basis points in first quarter 2003, reflecting increased performance fees and a favorable shift in the asset mix towards higher margin products.

Investment capabilities and performance

Global equity markets rose for most of the second quarter, recovering in April and May in the US and Europe — and in June in Japan — as earnings expectations increased and signs of some economic stability emerged. Our actively managed Global Equity composite has underperformed its benchmark over the last 12 months, but still has significantly outperformed over longer periods and in the current quarter. Stock selection was strong for the quarter, and sector and currency allocation have provided added value over longer historical periods.

     The “flight to safety” observed in bond markets in the first quarter waned in the second quarter as equity returns strengthened and risk appetites grew. Bond returns were positive across the board in April and May as investors grew increasingly concerned about the risks of deflation, but yields increased substantially in June, particularly in Japan, forcing returns lower. After fees, the Global Bond composite marginally lagged its benchmark for the past 12 months but remained ahead over the quarter and for the 3-year period. Performance benefited from very strong currency allocation in the second quarter as it has for the past two years.
     Global balanced mandates outperformed their benchmarks in second quarter. Over longer periods, previous allocations away from equities in favor of bonds, as well as strong stock selection and currency allocation, have led to attractive returns both in absolute terms and relative to benchmarks.
     Our alternative and quantitative investments had an exceptional quarter. Among single manager products, O’Connor performed well with four of five core equity strategies achieving positive returns. The currency and rates portfolio also recorded a strong performance while the DSI enhanced index tracking product outperformed its benchmarks.
     The multi manager (fund of funds) products also reported a strong performance in second quarter.
     Real estate returns remained positive in second quarter with our US and UK real estate fund composites outperforming benchmarks for the 12-month period.

Initiatives and achievements

Third-party distribution
In the second quarter, we were one of eight asset management businesses chosen by Deutsche Bank to offer funds to its 13 million individual clients. The step taken by Deutsche Bank’s fund

Annualized

Composite	1 Year	3 Years	5 Years	10 Years

Global Equity Composite vs. MSCI World Equity (Free) Index	—	+	+	+
Global Bond Composite vs. Citigroup World Government Bond Index	—	+	—	—
Global Securities Composite vs. Global Securities Markets Index	+	+	+	+

(+) above benchmark; (-) under benchmark. All after fees.

management arm, DWS, the leader in Germany, to open its product range and include pre-screened offerings from third parties, was interpreted by industry observers as clear evidence of a growing trend in that country towards open architecture. We believe that this trend offers us excellent business opportunities to market our capabilities and products to the clients of other banks.

Results

Global Asset Management’s pre-tax profit was CHF 89 million in second quarter 2003, an increase of CHF 45 million from first quarter 2003 and the highest since early 2001. Positive market developments resulting in higher asset-based income, combined with increased performance fees, were major factors contributing to the increase although they were partially offset by a rise in personnel expenses, due to higher incentive compensation. The cost/income ratio, including goodwill, fell to 80% in second quarter from 88% in first quarter because of the strong growth in revenues.

Operating income
Total operating income in second quarter 2003 was CHF 437 million, up 16% from CHF 378 million in first quarter 2003, reflecting positive market movements and higher performance fees.

     Institutional revenues were CHF 243 million in second quarter 2003, up from CHF 198 million in first quarter 2003. The increase was
due to both higher performance fees from
alternative and quantitative investments,
and positive market developments resulting
in increased asset levels and hence
asset-based fees.

     Wholesale Intermediary revenues, at CHF 194 million in second quarter 2003, increased by CHF 14 million from CHF 180 million in first quarter 2003, also due to positive market movements and increased performance fees.

Operating expenses
Operating expenses in second quarter 2003 were CHF 348 million, up 4% from CHF 334 million in first quarter 2003. Personnel expenses increased CHF 19 million to CHF 207 million on higher incentive-based compensation, a reflection of increased performance fee revenue. General and administrative expenses were CHF 96 million in second quarter 2003, a CHF 3 million decline from CHF 99 million in first quarter 2003. The decrease was mainly due to reduced information technology costs in Europe, partially offset by higher property expenses related to unoccupied premises, mainly in the UK.

Headcount
Headcount was 2,714 on 30 June 2003, down by 18 from 2,732 on 31 March 2003. When compared with the second quarter a year earlier, headcount was 2% lower, reflecting continued cost efficiency efforts.

Global Asset Management
13 August 2003

Outlook

Despite slowly rising investor optimism regarding global equity market developments, the remainder of the year is likely to be challenging for individual and institutional investors alike. The strength of our alternative and quantitative and real estate businesses, along with our strong core investment performance record and excellent reputation for client service, should help us continue to gain market share in this protracted period of difficult market conditions. However, the sale of Wealth Management USA’s Correspondent Services Corporation (CSC) and the introduction of UBS Bank USA (see sidebar on page 44) will result in outflows from our lower-margin money market funds.

Investment Bank
13 August 2003

Investment Bank

John P. Costas
 Chairman and CEO,
Investment Bank

Performance in second quarter 2003 in the Investment Bank as a whole, before tax and amortization of goodwill, is the fourth best since the UBS-SBC merger in 1998. The Investment Banking & Securities unit’s pre-tax profit in second quarter 2003 was CHF 1,066 million, up 14% from the same quarter a year earlier and 19% higher than first quarter 2003. Activity increased in both the primary and secondary equity markets following a rise in investor confidence.

Business Group Reporting

	Quarter ended			% change from		Year to date

CHF million, except where indicated	30.6.03	31.3.03	30.6.02	1Q03	2Q02	30.6.03	30.6.02

Income	3,803	3,266	3,326	16	14	7,069	7,067
Credit loss expense [1]	(48)	(37)	(26)	30	85	(85)	(66)

Total operating income	3,755	3,229	3,300	16	14	6,984	7,001

Personnel expenses	2,093	1,794	2,097	17	0	3,887	4,536
General and administrative expenses	538	478	600	13	(10)	1,016	1,172
Depreciation	74	83	98	(11)	(24)	157	194
Amortization of goodwill and other intangible assets	69	70	86	(1)	(20)	139	188

Total operating expenses	2,774	2,425	2,881	14	(4)	5,199	6,090

Business Group performance before tax	981	804	419	22	134	1,785	911

Business Group performance before tax and amortization of goodwill and other intangible assets	1,050	874	505	20	108	1,924	1,099

Additional information
Cost / income ratio (%) [2]	73	74	87			74	86
Cost / income ratio before goodwill (%) [3]	71	72	84			72	84
Net new money (CHF billion) [4]	0.1	0.0	0.2			0.1	0.3
Invested assets (CHF billion)	3	3	3	0	0
Client assets (CHF billion)	129	130	148	(1)	(13)
Regulatory equity allocated (average)	12,700	12,600	12,950	1	(2)

1 In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IFRS actual credit loss is reported in the Business Groups (see Note 2 to the Financial Statements). 2 Operating expenses / operating income less credit loss expense. 3 Operating expenses less the amortization of goodwill and other intangible assets / operating income less credit loss expense. 4 Excludes interest and dividend income.

Investment Bank
13 August 2003

Investment Banking & Securities

Business Unit Reporting

	Quarter ended			% change from		Year to date

CHF million, except where indicated	30.6.03	31.3.03	30.6.02	1Q03	2Q02	30.6.03	30.6.02

Investment Banking	445	287	481	55	(7)	732	997
Equities	1,377	819	1,462	68	(6)	2,196	2,964
Fixed Income, Rates and Currencies [1]	2,038	2,235	1,861	(9)	10	4,273	4,016

Income	3,860	3,341	3,804	16	1	7,201	7,977
Credit loss expense [2]	(48)	(37)	(26)	30	85	(85)	(66)

Total operating income	3,812	3,304	3,778	15	1	7,116	7,911

Personnel expenses [3]	2,095	1,788	2,073	17	1	3,883	4,498
General and administrative expenses	508	469	584	8	(13)	977	1,140
Depreciation	74	83	97	(11)	(24)	157	193
Amortization of goodwill and other intangible assets	69	70	86	(1)	(20)	139	188

Total operating expenses	2,746	2,410	2,840	14	(3)	5,156	6,019

Business unit performance before tax	1,066	894	938	19	14	1,960	1,892

Business unit performance before tax and amortization of goodwill and other intangible assets	1,135	964	1,024	18	11	2,099	2,080

KPI’s
Compensation ratio (%) [4]	54	54	54			54	56

Cost / income ratio (%) [5]	71	72	75			72	75
Cost / income ratio before goodwill (%) [6]	69	70	72			70	73

Non-performing loans / gross loans (%)	1.3	1.7	2.1
Impaired loans / gross loans (%)	2.5	3.3	4.3
Average VaR (10-day 99%)	345	350	247	(1)	40

				% change from		Year to date
Additional information
As at or for the period ended	30.6.03	31.3.03	30.6.02	1Q03	2Q02	30.6.03	30.6.02

Deferred releases included in credit loss expense [2]	(14)	(8)	(6)	(75)	(133)	(22)	(12)
Regulatory equity allocated (average)	12,250	12,150	12,400	1	(1)
Headcount (full-time equivalents)	15,557	15,856	16,370	(2)	(5)

1 Includes Non-core business. 2 In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IFRS actual credit loss is reported in the Business Groups (see Note 2 to the Financial Statements). Deferred releases represent amortization of historical differences between actual credit losses and actuarial expected loss (for more information, please refer to pages 39–40 of the UBS Financial Report 2002). 3 Includes retention payments in respect of the PaineWebber acquisition of CHF 11 million for 2Q02. There are no further retention payments in 2003. 4 Personnel expenses / operating income less credit loss expense. 5 Operating expenses / operating income less credit loss expense. 6 Operating expenses less the amortization of goodwill and other intangible assets / operating income less credit loss expense.

Key performance indicators

Our performance in second quarter benefited from the diversification of our revenue base and our strong client franchise, as well as our proven ability to manage costs. We have taken advantage of improved market opportunities, particularly in equities and debt trading and equity issuance, but have seen continuing low levels of mergers and acquisitions. The pre-goodwill cost/income ratio, helped by this rebound in revenues and our strong cost discipline, fell to its lowest level since the booming markets of second quarter 2000. The pre-goodwill cost/income ratio was 69% in second quarter 2003, down from 72% in the same quarter a year earlier and 70% in first quarter 2003.

     The compensation ratio in second quarter 2003 remained unchanged at 54% when compared to first quarter and second quarter a year earlier. Accrual levels for incentive compensation are driven by the revenue mix across business areas and managed in line with market levels. The exact level of annual performance-related payments is determined in the fourth quarter.

     Market risk, as measured by the 10-day 99% confidence level Value at Risk (VaR) was, on average, slightly lower for the quarter at CHF 345 million compared to CHF 350 million in first quarter 2003 but ended the quarter higher at CHF 384 million compared to CHF 300 million on 31 March 2003. The gradual increase over the quarter reflected the buoyant market conditions in fixed income, and improving investor sentiment in the equity markets.

     Total loans held by the Investment Bank were CHF 66.7 billion on 30 June 2003, a 13% increase from CHF 59.1 billion on 31 March 2003 reflecting an increase in low risk short-term money market business with banks.

     The absolute value of non-performing loans decreased by 12% or CHF 122 million in second quarter from first quarter 2003, while the non-performing loans to gross loans ratio decreased from 1.7% to 1.3% in the period. The impaired loans to gross loans ratio decreased from 3.3% to 2.5%.

League table rankings

Mergers and acquisitions
 In second quarter, the environment continued to be extremely challenging as the volume of merg-

Investment Bank
13 August 2003

Key performance indicators: league table rankings

	30.6.03		31.3.03		30.6.02

		Market		Market		Market
	Rank	share %	Rank	share %	Rank	share %

Global mergers and acquisitions (completed) [1]	12	6.6	10	7.2	8	10.6
International equity new issues [2]	4	8.3	7	5.1	5	8.5

1 Source: Thomson Financial Securities. 2 Source: Dealogic EquitywarePlus.

ers and acquisitions remained at very low levels compared to 2002. Despite this, our fee pool market share improved slightly to 2.0% for the first half of 2003, up from 1.9% in first quarter. We improved our position in the announced transactions category by moving to eighth place with a 10.4% market share, up from thirteenth position with 5.1% market share in first quarter. In the completed transactions category, we dropped two positions to twelfth with 6.6% market share, down from 7.2% in first quarter. As in previous quarters, a relatively small number of large deals disproportionately affected league table rankings. Among the most significant transactions we advised on in the quarter were:
–	Sole advisor to Hometown America on its USD 2.2 billion acquisition of Chateau Communities, the largest owner and operator of manufactured home communities in the US. The deal is one of the largest REIT (Real Estate Investment Trust) privatizations this year.
–	Financial advisor to United Technologies Corporation (UTC), a high-technology products and services provider to the building systems and aerospace industries, on their USD 1.8 billion acquisition of Chubb PLC, a leading worldwide fire and security services provider.
–	Joint advisor to Cinven and Candover, leading European private equity firms, on their EUR 1.05 billion acquisition of Bertelsmann-Springer, the professional publishing division of Bertelsmann AG, creating the second largest publisher for science, technology and medicine worldwide.
–	Sole financial advisor to PaperlinX, a leading Australian paper manufacturer, on its acquisition of the Paper Merchanting Division of Buhrmann NV, Europe’s largest fine paper merchant, for EUR 746 million (AUD 1.3 billion).

Equity underwriting
 In international equity underwriting, we ranked fourth with a market share of 8.3% in the year to date, a significant improvement from first quarter, when we ranked seventh with a 5.1% market share. We continue to aim for a top three ranking on an ongoing basis. Major transactions in the second quarter included:
–	Sole bookrunner for Eaton Vance Limited Duration Income Fund on the completion of its USD 2 billion Initial Public Offering (IPO). The transaction represents the largest IPO for a listed closed-end investment company this year.
–	Sole underwriter and bookrunner for Australian financial services company AMP on its de-merger and related AUD 2 billion capital raising – the largest institutional placement in Australian corporate history.
–	Joint bookrunner and lead manager on a CAD 1.2 billion equity offering for Bombardier, the Montreal-based aerospace and rail transport equipment corporation.
–	Joint lead manager on a USD 600 million equity offering and senior co-manager on a related USD 1.1 billion follow-on offering for The Hartford Financial Services Group.

Fixed income underwriting
 Profitability remained the top priority for the fixed income business unit, as we continued to follow our core objective of building a sustainable client franchise across a broad range of products, balancing our league table rankings with a focus on delivering strong financial returns. In international bond underwriting, our position rose to eighth with a 4.7% market share in the year to date from tenth and a 4.2% market share in first quarter.
Some of the more notable deals included:
–	Joint bookrunner on a subordinated capital securities issue for UK insurer Prudential PLC, distributed jointly in European and Asian retail markets. The USD 1 billion issue has the lowest coupon yet achieved by any issuer in these markets and was significantly oversubscribed.
–	Sole structuring advisor and joint bookrunner on two major transactions for Germany’s

Munich Re, the world’s largest reinsurer. The transactions were a EUR 3 billion, 20-year subordinated bond (the largest single-tranche straight issue in history) and a GBP 300 million, 25-year issue.
–	Joint lead manager and bookrunner for global electricity generator and distributor AES Corporation on a USD 1.8 billion secured notes offering and USD 1.2 billion tender offer.
–	Joint lead manager for a USD 10 billion taxable general obligation bond offering for the State of Illinois. The transaction was marketed both in the US and Europe and was increased from the initial USD 4 billion offering.

Initiatives and achievements

Euromoney awards
 Not only did UBS receive the prestigious “Best Bank” accolade from Euromoney in 2003, but the Investment Bank also won the “World’s Best Equity House” and “World’s Best FX House” awards. In equities, Euromoney said we were “the clear leader across all equities in Europe” while we made “substantive progress in the US”. In foreign exchange, the magazine cited our “top notch services and strategy”. We also won a number of equity and M&A awards for different regions and countries as well as the “Best Risk Management and Treasury House in Western Europe” award.

Corporate clients
 Although the size of the overall corporate clients fee pool increased by 48% in second quarter 2003 from first quarter, it remained 7% below the level in second quarter a year earlier. Generally, markets are starting to show signs of gradual and sustainable recovery. In that context, we significantly improved our global market share for the year to date to 4.7% (sixth place), and our US market share to 4.3% (ninth place), compared to 3.6% (eighth place) and 3.5% (tenth place) respectively in first quarter. We also did particularly well in European markets, where we ranked second with a market share of 5.9%, up from fourth with a market share of 4.1% in first quarter 2003.

     In second quarter, the Acquisitions Monthly magazine gave us the Corporate Broker of the Year award, highlighting us as the most prolific M&A corporate broker. The magazine also said we had a broader and more varied franchise than any other firm.

Institutional clients
 Our institutional client relationships remain our key business strength. For the third consecutive year, we were voted best European brokerage firm for equity and equity-linked research, sales and trading in the Thomson Extel annual survey. Similarly, we retained and consolidated our number one rank for global cash equities commissions, the only broker among the top five to actually increase market share over the previous quarter.

     We were named the world’s top-ranked foreign exchange bank with 11.5% market share, according to a Euromoney survey. The survey is widely regarded as the industry’s league table. The continued outstanding success of our Foreign Exchange business is due to its broad market presence coupled with a highly efficient trading and distribution platform.
     We were also voted best overall mortgage-backed securities (MBS) desk in Bondweek’s 2003 MBS survey, winning in five out of the eight sub-categories. The result mirrored the team’s success in Thomson Financial’s 2003 MBS league tables, where the desk placed first in the US and second globally.
     In the International Securities Market Association’s latest semi-annual survey of the European Repo market, we ranked first, demonstrating both customer and market recognition of our business.
     Moreover, we were the first financial services firm to place orders as a Qualified Foreign Institutional Investor (QFII) in China, allowing us to offer our clients direct access to the Chinese domestic market.
     In terms of NYSE trading volumes, we maintained our third position with an 8.7% market share in second quarter, up from 8.6% last quarter. At NASDAQ, our seventh rank remained unchanged, although our market share decreased marginally to 4.3% in second quarter 2003 from 4.4% in first quarter.

Research
 In second quarter 2003, our Equity and Fixed Income research teams again won a series of industry awards.

     For the third consecutive year, our European Government Bond and Rates Derivatives Strate-

Investment Bank
13 August 2003

gy team won top honors in the Thomson Extel annual survey in the Economic and Strategy Research category. The Investment Bank was named first for research in Institutional Investor’s 2003 Latin America Survey, improving on our third placing a year earlier. We ranked first in the sales, trading and overall Latin American equities categories.

Results

Pre-tax profit in second quarter 2003, at CHF 1,066 million, was 14% higher than the same period last year and 19% higher than first quarter 2003. Improved primary and secondary trading conditions, particularly for equities, provided good opportunities for our businesses to grow their revenues. In investment banking, despite market conditions remaining challenging, activity in both mergers and acquisitions and debt and equity capital markets showed signs of recovery compared to first quarter. The cost/income ratio eased to 71% in second quarter

2003 from 72% in first quarter and from 75% in second quarter 2002.

Operating income
 The Investment Banking & Securities unit generated revenues of CHF 3,860 million in second quarter 2003, up 1% from the same quarter last year and 16% from first quarter 2003.

UBS’s Investment Bank – a dedication to community affairs

Our Investment Bank has long held the belief that private sector resources are a vital factor in helping communities around the world tackle social problems, and as a result it has a vigorous community affairs program. We recognize that UBS’s success depends not only on the skill and resources of our people and the relationships we foster with our clients, but also on the health and prosperity of the communities of which we are a part. Indeed, the firm’s coordinated efforts to support programs that create jobs and improve education have brought clear and tangible results, improving the economic and social conditions for many in need.

     We aim to bring to community affairs the creative and innovative approach that characterizes UBS and to choose and manage donations, grants and community involvement programs that are consistent with the long-term commitment of the company to be a responsible corporate citizen. Our staff are our best possible agents in helping us to achieve this.

     An important part of our success in achieving our objectives is the relationships we have developed with organizations sharing the firm’s vision. For example, our community investment program participates in projects that help regenerate poor neighborhoods and focus on improving educational attainment. Some of our community partnerships have been running for over 15 years, helping to engage employees, clients and other stakeholders in many social initiatives. Moreover, the strength and longevity of these partnerships and collaborative initiatives have been recognized by a number of awards — six of them in the last 12 months alone (see box).

     The success of any community affairs project is dependent on the expertise and commitment of employees. In London and America, employees freely give time to volunteer as mentors to teenage pupils. They also teach reading, computer and numeracy skills to primary school children, sit on the board of local community organizations and charities, develop charity web sites and host curriculum vitae workshops for the unemployed. Also, up to 80 employees at a time team up to paint partner schools and shelters for the homeless. Each year, over 15% of UBS employees working in London and Stamford volunteer for such projects.

     The key to success is the manner in which the community affairs program is managed. The exceptional level of support, encouragement and personal involvement on the part of our senior management reflects the importance UBS attaches to community affairs. As evidence of that, in June last year The WorkPlace Inc, one of the leading workforce development boards in the Americas, awarded our Investment Bank their President’s Award for leadership in strengthening the management of community organizations. Earlier this year, the YMCA (Young Men’s Christian Association) of Greater New York named Investment Bank CEO John Costas its Man of the

     Investment Banking revenues, at CHF 445 million, decreased 7% from the same quarter last year, with currency movements offsetting strong performances from the Debt Capital Markets, Equity Capital Markets and Global Syndicated Finance businesses. Compared to first quarter 2003, investment banking revenues were up 55% as corporate activity began to return.

     Operating income from our Equities business in second quarter 2003 was CHF 1,377 million, 6% lower than the same quarter last year, mainly due to the weakening of the US dollar. During this quarter we were able to seize trading opportunities and increase primary revenues. Equity underwriting revenues increased significantly, as demand for equity and equity-linked offerings improved. Client revenues remained robust despite generally lower market volumes than a year ago. With market indices improving and investor confidence returning, we were able to increase revenues in the Equities business by 68% from the previous quarter.
     The Fixed Income, Rates and Currencies business continued to perform very strongly, putting in its third best performance since 1999 with revenues of CHF 2,038 million, an increase of 10% on a year earlier, although a 9% decrease on the exceptionally strong first quarter 2003.

Year 2003 because of the firm’s commitment to youth in New York City.

     An example of one of the charities we support is ORBIS. UBS began its partnership with ORBIS International in 1999 as part of its international educational agenda. ORBIS works in developing countries towards curing and preventing sight problems through practical, hands-on training for local doctors, nurses, technicians and healthcare workers. Much of the training takes place in an airplane, the interior of which has been converted into an operating theatre and lecture room – an ideal vehicle to bring modern medical technology to the developing world.
     UBS has supported projects in Ethiopia, Bangladesh, Vietnam and Pakistan, where expertise passed on by ORBIS volunteer doctors has saved the sight of thousands.
     Many of the 45 million blind people in the world are unable to work or start families, even though many can often be cured with something as simple as an eye patch. Sustainability of the charitable work is a

Date	Organization	Award	Award category

July 2002	Business In the Community	Example of Excellence – Neighborhood Renewal	A UK national award (highest accolade available) recognizing excellence in the field of corporate responsibility.

October 2002	Corporation of London	Dragon Award	Contribution to and impact on the regeneration of the deprived boroughs of East London and excellence in developing a socially responsible business.

December 2002	Arts & Business	Arts, Business and Sustainability	Recognizing the effective and advantageous development of a long- standing partnership between a business and an arts organization. Managing Director Michael Lacey-Solymar received a separate volunteer award for his involvement with the charity.

December 2002	East London Business Alliance	Employee Volunteering	Three separate awards presented to two employees for volunteering time and expertise to help develop a local charitable organization. UBS employees have been winners of this award for the past five years.

key requirement for projects funded by UBS, and the education provided through ORBIS is easy for trainees to retain and	pass on, helping to spread such basic remedies as far and wide through the developing world as possible.

Investment Bank
13 August 2003

The revenues in this business are mostly denominated in US dollars and are therefore particularly affected by the year-on-year drop of the US dollar against the Swiss franc. The Rates, Principal Finance and Fixed Income business areas continued to perform particularly well, benefiting from the favorable interest rate environment. An element of the year-on-year increase can be attributed to the relative normality in the markets compared to the corporate shocks and flight to quality that hit the credit markets in second quarter 2002. In contrast, this quarter’s result has been impacted by negative revenue related to credit default swaps hedging credit exposures in the loan book.

Operating expenses
 Total operating expenses dropped by 3% from second quarter 2002, but increased 14% from the previous quarter, largely as a result of higher personnel expenses.

     Personnel expenses increased 1% to CHF 2,095 million in second quarter 2003 from CHF 2,073 million in second quarter 2002 and 17% from CHF 1,788 million last quarter, predominantly as a result of increased accruals for incentive-based compensation in line with the higher revenues, and severance costs.
     General and administrative expenses were CHF 508 million, a decrease of CHF 76 million or 13% from a year earlier, largely as a result of the movement in the foreign exchange rate between the US dollar and the Swiss franc. Costs for travel and entertainment, and legal expenses dropped, while premises costs rose. Compared to first quarter, expenses rose 8% mainly because of provisions relating to sublet space in the US.
     Depreciation expense decreased 24% from second quarter 2002 because of the run-off of costs incurred in the late 1990s for the fitting out of a new trading floor. Depreciation expenses fell by 11% from the previous quarter, mainly due to IT equipment becoming fully written-off with replacements being sourced at more competitive prices.
     Amortization of goodwill fell 20% in second quarter 2003 compared to the same period last year, reflecting the fact that various assets became fully amortized in 2002.

Headcount
 Headcount, at 15,557 on 30 June 2003, dropped by 299 or 2% from the end of first quarter 2003 and 5% from the same time last year. In the course of regular reviews of our cost structure and staffing needs, taking into account productivity gains and automation of services, we determined during the quarter that in certain areas we needed to reduce staff and change structures. The main areas affected were investment banking and logistics. At the same time, we continue to invest and hire in specific areas, mainly in US investment banking and in our Fixed Income, Rates and Currencies business.

Outlook

We expect the global capital markets to remain challenging in the near term, with investors likely to remain somewhat uncertain about the strength of the rebound, keeping market volatility high and limiting the number of new issues and corporate activity. However, we are starting to see an increasing number of corporate deals materializing and we are hopeful that coming quarters will bring further improvements as market sentiment recovers. That, in turn, would help the flow of assets into equities. We remain in an extremely strong position to benefit from a sustainable upward swing in market opportunities.

Private Equity

Business Unit Reporting

	Quarter ended			% change from		Year to date

CHF million, except where indicated	30.6.03	31.3.03	30.6.02	1Q03	2Q02	30.6.03	30.6.02

Total operating income	(57)	(75)	(478)	24	88	(132)	(910)
Personnel expenses	(2)	6	24			4	38
General and administrative expenses	30	9	16	233	88	39	32
Depreciation	0	0	1		(100)	0	1
Amortization of goodwill and other intangible assets	0	0	0			0	0

Total operating expenses	28	15	41	87	(32)	43	71

Business unit performance before tax	(85)	(90)	(519)	6	84	(175)	(981)

Business unit performance before tax and amortization of goodwill and other intangible assets	(85)	(90)	(519)	6	84	(175)	(981)

KPI’s

Value creation (CHF billion)	(0.1)	(0.1)	(0.1)	0	0	(0.2)	(0.5)

				% change from

As at	30.6.03	31.3.03	30.6.02	1Q03	2Q02

Investment (CHF billion) [1]	3.0	2.9	3.9	3	(23)

				% change from
Additional information
As at	30.6.03	31.3.03	30.6.02	1Q03	2Q02

Portfolio fair value (CHF billion)	3.6	3.6	4.9	0	(27)
Regulatory equity allocated (average)	450	450	550	0	(18)
Headcount (full-time equivalents)	54	54	87	0	(38)

1 Historical cost of investments made, less divestments and impairments.

Key performance indicators

The level of our private equity investments stood at CHF 3.0 billion on 30 June 2003, compared to CHF 2.9 billion on 31 March 2003. The slight increase reflects the funding of existing commitments, which was partly offset by the impact of writedowns and exits. Unfunded commitments fell slightly to CHF 1.8 billion in second quarter from CHF 1.9 billion in first quarter.

     In second quarter 2003, operating income was affected by writedowns of CHF 58 million, down from CHF 123 million in first quarter 2003 and CHF 513 million in second quarter 2002. The fair value of the portfolio, at CHF 3.6 billion, was unchanged from 31 March 2003.

The level of net unrealized gains was CHF 683 million on 30 June 2003.

Investment Bank
13 August 2003

Results

Results reflect the continued difficult economic conditions. This protracted period of difficulty has affected the performance of many of the companies in our portfolio. Moreover, the hostile divestment climate has limited our ability to realize capital gains from exit opportunities. In second quarter, we realized gains of CHF 19 million from a few small divestments in a number of different sectors.

     A pre-tax loss of CHF 85 million was recorded in the quarter. This compares favorably to pre-tax losses of CHF 519 million in second quarter 2002 and CHF 90 million in first quarter 2003. The improvement mostly reflects lower levels of writedowns.
     Total operating expenses were CHF 28 million in second quarter 2003, down from CHF 41 million in the same period last year although up from CHF 15 million in first quarter 2003. Personnel expenses were negative CHF 2 million in second quarter 2003 as accruals for performance-related compensation in 2002 were not fully paid out and therefore released this quarter. That compares with personnel expenses of CHF 6 million in first quarter and CHF

24 million in second quarter a year earlier. General and administrative expenses increased to CHF 30 million from CHF 16 million, mainly driven by one-off costs for vacant premises.

Headcount

Headcount levels remained stable. There were 54 employees on 30 June 2003, unchanged from 31 March 2003 but down from 87 at the end of the second quarter a year earlier.

Outlook

The private equity business will continue to focus on managing existing assets in order to maximize value for UBS shareholders and for investors in UBS funds. We continue to pursue opportunities to reduce undrawn capital commitments and capitalize on exit opportunities where they exist. Our financial performance will continue to be influenced by economic conditions and the availability of exit opportunities. However, we do expect that the remaining portfolio will trend towards a performance more in line with overall equity markets.

Wealth Management USA 13 August 2003

Wealth Management USA

Joseph J. Grano, Jr.
Chairman and CEO,
Wealth Management
USA

Mark B. Sutton
President and Chief
Operating Officer,
Wealth Management USA

[1] Includes significant financial event: Gain on disposal of Correspondent Services Corporation of CHF 161 million.
[2] In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IFRS actual credit loss is reported in the Business Groups (see Note 2 to the Financial Statements).

[3] Includes retention payments in respect of the PaineWebber acquisition. 2Q03: CHF 67 million. 1Q03: CHF 67 million. 2Q02: CHF 88 million.

[4] Excludes significant financial event: Gain on disposal of Correspondent Services Corporation of CHF 161 million.
[5] Goodwill and intangible asset-related funding, net of risk-free return on the corresponding equity allocated.
[6] Excludes interest and dividend income.
[7] For purposes of comparison with US peers.

[8] Annualized income/average invested assets.
[9] Annualized income less net goodwill funding costs and significant financial events/average invested assets.
[10] Operating expenses/operati ng income less credit loss expense.
[11] Operating expenses less the amortization of goodwill and other intangible assets and significant financial events/operating income less credit loss expense and significant financial events.
[12] Operating expenses less the amortization of goodwill and other intangible assets, retention payments and significant financial events/operating income less credit loss expense, net goodwill funding costs and significant financial events.

[13] Asset-based and advisory revenues including fees from mutual funds, wrap fee products and insurance products.

Pre-tax profit was CHF 143 million in second quarter 2003 compared to a pre-tax loss of CHF 95 million in first quarter 2003. Excluding acquisition costs and the gain from the sale of our Correspondent Services Corporation (CSC), operating pre-tax profit increased 61% to CHF 193 million. On the same basis but in US dollar terms, our performance was at its highest level since the merger. The results reflect improving investor sentiment, the benefits of our “Contact Matters” campaign and a continuation of record results in our Municipal Securities business.

Business Group Reporting

	Quarter ended			% change from		Year to date

CHF million, except where indicated	30.6.03	31.3.03	30.6.02	1Q03	2Q02	30.6.03	30.6.02

Income	1,457[1]	1,166	1,428	25	2	2,623[1]	3,031
Credit loss expense[2]	(3)	(2)	(2)	50	50	(5)	(5)

Total operating income	1,454	1,164	1,426	25	2	2,618	3,026

Personnel expenses[3]	924	888	1,085	4	(15)	1,812	2,308
General and administrative expenses	263	246	324	7	(19)	509	708
Depreciation	38	38	38	0	0	76	77
Amortization of goodwill and other intangible assets	86	87	116	(1)	(26)	173	241

Total operating expenses	1,311	1,259	1,563	4	(16)	2,570	3,334

Business Group performance before tax	143	(95)	(137)			48	(308)

Business Group reporting excluding significant financial events
Total operating income	1,293[4]	1,164	1,426	11	(9)	2,457[4]	3,026
Total operating expenses	1,311	1,259	1,563	4	(16)	2,570	3,334

Business Group performance before tax	(18)	(95)	(137)	81	87	(113)	(308)

Less: Net goodwill funding[5]	58	61	98	(5)	(41)	119	206
Less: Retention payments	67	67	88	0	(24)	134	190
Less: Amortization of goodwill and other intangible assets	86	87	116	(1)	(26)	173	241

Business Group performance before tax and excluding acquisition costs	193	120	165	61	17	313	329

KPI’s
Invested assets (CHF billion)	622	569	646	9	(4)

Net new money (CHF billion)[6]	3.9	3.7	1.4			7.6	8.8
Interest and dividend income (CHF billion)[7]	3.8	4.0	4.4	(5)	(14)	7.8	9.2
Gross margin on invested assets (bps)[8]	98	81	80	21	23	89	83
Gross margin on invested assets excluding acquisition costs and SFEs (bps)[9]	91	85	86	7	6	87	88

Cost / income ratio (%)[10]	90	108	109			98	110
Cost / income ratio before goodwill and SFEs (%)[11]	95	101	101			97	102
Cost / income ratio excluding acquisition costs and SFEs (%)[12]	86	90	89			88	90

Recurring fees[13]	455	454	566	0	(20)	909	1,191
Financial advisors (full-time equivalents)	8,284	8,625	8,326	(4)	(1)

				% change from
Additional information
As at	30.6.03	31.3.03	30.6.02	1Q03	2Q02

Client assets (CHF billion)	658	634	694	4	(5)
Regulatory equity allocated (average)	5,750	5,950	7,650	(3)	(25)
Headcount (full-time equivalents)	18,566	19,243	9,311	(4)	(4)

Wealth Management USA 13 August 2003

Key performance indicators

Invested assets were CHF 622 billion on 30 June 2003, up 9% from CHF 569 billion on 31 March 2003, reflecting positive net new money inflows and the effects of market appreciation. Compared to the second quarter a year earlier, invested assets fell 4%, mainly as a result of the US dollar’s weakening against the Swiss franc. In US dollar terms, invested assets were 6% higher on 30 June 2003 compared to a year earlier.

     The inflow of net new money was CHF 3.9 billion in second quarter 2003, slightly higher than CHF 3.7 billion in first quarter 2003 and significantly higher than the CHF 1.4 billion reported for the second quarter a year earlier. Including interest and dividends, net new money in second quarter 2003 was CHF 7.7 billion, unchanged from first quarter 2003.

     Gross margin on invested assets was 98 basis points in second quarter 2003, compared to 81 basis points in first quarter. Gross margin on invested assets before acquisition costs (goodwill and intangible asset amortization, net goodwill funding costs and retention payments) and excluding the gain from the sale of Correspondent Services Corporation (CSC) was 91 basis points, up from 85 basis points, reflecting record revenues in the Municipal Securities Group and recovering levels of client activity.

     The cost/income ratio before acquisition costs and excluding the sale of CSC was 86% in second quarter 2003, down from 90% in first quarter 2003. The improvement reflects the recovery in transaction activity and strict management of the fixed cost base. While still potentially volatile and dependent on client activity, the cost/income ratio has structurally improved since the business became part of UBS.

Recurring fees were CHF 455 million in second quarter 2003, slightly higher than CHF 454 million in first quarter 2003. Excluding the effects of the US dollar’s weakening against the Swiss franc, recurring fees increased 2% in second quarter because of higher advisory and managed account fees as well as gains in recurring fees earned in the Municipal Securities Group.

     The number of financial advisors was 8,284 on 30 June 2003, down 341 from 8,625 on 31 March 2003, as we continued to reduce the number of new trainees in our financial advisor training program and turnover rates remained high for our less productive financial advisors. We continue to invest in and recruit highly productive and experienced financial advisors.

Initiatives and achievements

Another record quarter for
Municipal Securities
The second quarter was again the best ever for the Municipal Securities Group, surpassing the previous record set in first quarter 2003 by a significant margin. The unit’s success, apart from the continued favorable market environment, was driven by its ability to provide innovative financing solutions to our extensive client base. We ranked second in the industry in lead managed negotiated underwriting volume in second quarter. Our market share rose to 13.5% from 13.4% in first quarter. Moreover, we were co-senior manager on the largest municipal financing ever and were the top underwriting firm in the industry in the General Infrastructure, Education Loan and Water & Sewer finance sectors.

Equity and closed end offerings
Throughout the quarter, we were able to offer our clients a steady stream of new equity and closed end offerings managed or co-managed by the Investment Bank – thereby clearly benefiting from UBS’s integrated business model. As a result, more than USD 1.5 billion of our clients’ assets were placed in such issues – more than double the result achieved in the prior quarter and 64% higher than the level in second quarter a year earlier. Among the closed end fund offerings we managed was the Eaton Vance Limited Duration Fund, a new closed end fund designed to limit the effects of a rising rate environment and one of the largest fund offerings in history. Our clients also benefited from an expanded offering of real estate investment trusts, another income sector favored by individuals looking for both growth and income.

Contact Matters
In anticipation of the move to a single brand on 9 June, we conducted a campaign called “Contact Matters” that required our financial advisors to acquaint their clients with the rebranding initiative while prompting them to continue to communicate with their clients in a difficult investing environment. The campaign was one of the important factors in contributing to a strong improvement in results this quarter.
     Market research conducted in the US around the introduction of the single brand indicated that a vast majority of our clients were aware of our plans to change our name before 9 June, when we introduced the UBS brand in the US and around the world. Moreover, both clients and prospects were more familiar with the UBS brand in June than they were in February, with clients expressing satisfaction with us and willing to recommend our services to others. In addition, “Contact Matters” gave each of our branches the opportunity to choose a charity to which UBS would contribute USD 500 per client advisor on condition that they contacted all their clients. Almost all financial advisors managed to complete the set objective, with the campaign raising more than USD 4 million for charities.

Results

In second quarter 2003, geopolitical uncertainties subsided, especially with regard to Iraq. As a

Wealth Management USA 13 August 2003

result, investor optimism improved measurably and client activity in the markets increased substantially. In the US, Congress passed a tax reduction program while the Federal Reserve cut interest rates further, additionally boosting investor sentiment. The UBS Index of Investor Optimism rose to a 13-month high in June 2003. Daily average trading volumes were 13% higher in second quarter 2003 than in first quarter.

     Because our business is almost entirely conducted in US dollars, comparisons of second quarter results to prior periods are affected by the depreciation of the US dollar against the Swiss franc.
     Pre-tax profit was CHF 143 million in second quarter 2003. It includes a pre-tax gain of CHF 161 million from the sale of CSC to Fidelity Investments, which was treated as a significant financial event. Excluding acquisition costs and the divestment gain, we posted an operating pre-tax profit of CHF 193 million in second quarter 2003, up from CHF 120 million in first quarter 2003. On the same basis but in US dollar terms, our performance was at its highest level since the merger. The results reflect improving investor sentiment, the benefits of the “Contact Matters” campaign and a continuation of record results in our Municipal Securities business.
     The cost/income ratio was 90% in second quarter 2003; excluding acquisition costs and adjusted for the sale of CSC, the ratio decreased to 86% in second quarter from 90% in first quarter.

Operating income
When the sale of CSC is included, total operating income in second quarter 2003 was CHF 1,454 million. Excluding the gain and before acquisition costs (net goodwill funding), it was CHF 1,351 million, 10% higher than the first quarter 2003 result. On the same basis and in US dollar terms, operating income was 12% higher than in first quarter due to increased private client activity, higher recurring fees and gains in the Municipal Securities business.

Operating expenses
In second quarter 2003, total operating expenses were CHF 1,311 million, 4% higher than first quarter 2003. In USD terms and before acquisition costs, operating expenses were 6% higher than in first quarter, reflecting a rise in

UBS Bank USA

     The planned opening in September of UBS Bank USA, a new unit of the Wealth Management USA business, will be an important milestone for UBS. The Utah-based bank, currently awaiting regulatory approval from the state’s banking regulators and the Federal Deposit Insurance Corporation (FDIC), is a further step in positioning ourselves as a complete wealth manager with an upgraded competitive platform, embracing both asset and liability management for affluent clients.

     In line with our market strategy, the new bank’s services are clearly targeted at our core affluent and high net worth clients by rewarding those with larger asset relationships with higher interest rates on their deposits. In the future, it will also facilitate the expansion of lending services to our clients. It is expected that this growth will be largely funded through the bank’s client deposits, which provide UBS with an additional source of stable liabilities at attractive funding costs. All these factors should benefit Wealth Management USA’s margins and should ultimately enhance its profitability.

     Affluent investors are increasingly seeking various lending services – from loans for personal and business needs to traditional and specialized mortgages. In addition, investors are expressing growing interest in insured deposits. The new bank will enable Wealth Management USA to respond to those needs by providing clients with FDIC-insured deposit accounts and with enhanced collateralized lending capabilities.

     The bank will be staffed by 13 employees at its Salt Lake City headquarters, with an additional two employees in a subsidiary of UBS Bank USA in Stamford, Connecticut. A total of 21 regional lending performance-based compensation, which was in line with the increase in revenues.

     Non-personnel expenses, which include general and administrative, depreciation and amortization expenses, increased 4% to CHF 387 million in second quarter 2003 from CHF 371 million in first quarter. This reflects higher provisions for premises and increased legal provisions.

Headcount
Headcount was 18,566 on 30 June 2003, a decrease of 677 from 31 March 2003. The decline reflects the decrease in number of financial advisors, the sale of CSC accounting for approximately 100 staff, and continued cost management initiatives. Non-financial advisor headcount fell by 336 during the quarter and is 6% lower than last year. Since the merger, non-financial advisor headcount has been decreased by 20%.

Outlook

Despite the recovery experienced in second quarter, investor confidence in the markets has not yet been fully restored. Many remain concerned about future economic prospects, and this uncertainty will continue to pose challenges for us.

     Currently, our performance compares very favorably to that of our peers. We have been disciplined in our management of costs and have been able to reduce fixed costs during the past two years, while gaining market share. We expect our competitive gains in the US market to continue.

managers placed in major metropolitan markets in the US will deliver the bank’s lending products to clients of Wealth Management USA. Although UBS Bank USA will be regulated by the state of Utah and the FDIC, the Board of Governors of the Federal Reserve System will continue to be the umbrella regulator of all of our businesses.

     A key feature of the new bank’s operations is a change in the way that cash balances of clients are handled. Currently, these balances are swept into Global Asset Management’s money market funds. When

UBS Bank USA starts operating, future cash proceeds will be redirected automatically into an FDIC-insured deposit account at the bank. Although there will not be a onetime bulk transfer of client money market assets from Global Asset Management to UBS Bank USA, funds invested in the sweep accounts will be used to complete client transactions and thus will be gradually reduced over time. Global Asset Management will therefore see decreased inflows of net new money and gradually lower invested assets. These funds, however, form a volatile, low-margin component of Global Asset Management’s invested assets. Although it is difficult to determine the exact impact of the new bank on Global

Asset Management’s net new money results, the value of assets potentially affected by the move is around USD 30 billion. Of that, we expect around USD 15 billion to be drawn out of Global Asset Management to satisfy client transactions in the first 12 months after the launch of UBS Bank USA. The value of deposits at UBS Bank USA is expected to substantially exceed USD 10 billion after 12 months of operations, and rise steadily thereafter.

Corporate Center
13 August 2003

Corporate Center

Business Group Reporting

	Quarter ended			% change from		Year to date

CHF million, except where indicated	30.6.03	31.3.03	30.6.02	1Q03	2Q02	30.6.03	30.6.02

Income	282	201	768	40	(63)	483	1,438[1]
Credit loss (expense) / recovery [2]	118	(8)	72		64	110	123

Total operating income	400	193	840	107	(52)	593	1,561

Personnel expenses	220	186	282	18	(22)	406	552
General and administrative expenses	176	57	225	209	(22)	233	309
Depreciation	104	114	118	(9)	(12)	218	259
Amortization of goodwill and other intangible assets	25	26	27	(4)	(7)	51	60

Total operating expenses	525	383	652	37	(19)	908	1,180

Business Group performance before tax	(125)	(190)	188	34		(315)	381

Business Group reporting excluding significant financial events
Total operating income	400	193	840	107	(52)	593	1,406[3]
Total operating expenses	525	383	652	37	(19)	908	1,180

Business Group performance before tax	(125)	(190)	188	34		(315)	226

Business Group performance before tax and amortization of goodwill and other intangible assets	(100)	(164)	215	39		(264)	286

Private Banks & GAM
Performance before tax	43	56	48	(23)	(10)	99	104[3]
Performance before tax and amortization of goodwill and other intangible assets	63	77	71	(18)	(11)	140	152[3]

Invested assets (CHF billion)	76	68	75	12	1
Net new money (CHF billion)[4]	1.2	0.6	1.2			1.8	2.4

Headcount (full-time equivalents)	1,673	1,697	1,764	(1)	(5)

				% change from
Additional information
As at	30.6.03	31.3.03	30.6.02	1Q03	2Q02

Regulatory equity allocated (average)	9,500	9,550	11,250	(1)	(16)
Headcount (full-time equivalents)	2,836	2,892	2,936	(2)	(3)

1 Includes significant financial event: gain on disposal of Hyposwiss of CHF 155 million.      2 In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the net IFRS actual credit loss expense are reported for all Business Groups. The difference between the adjusted expected loss figures and the net IFRS actual credit loss expense recorded at Group level is reported in the Corporate Center (see Note 2 to the Financial Statements).      3 Excludes significant financial event: gain on disposal of Hyposwiss of CHF 155 million.      4 Excludes interest and dividend income.

Results

Corporate Center recorded a pre-tax loss of CHF 125 million in second quarter 2003, down from an unusually high pre-tax gain of CHF 188 million in the same quarter a year earlier.

     The credit loss expense or recovery booked in the Corporate Center represents the difference between the statistically calculated adjusted expected losses charged to the business units and the actual credit loss recognized in the UBS financial statements. UBS recorded an actual credit loss recovery of CHF 24 million this quarter, compared to a credit loss expense of CHF 37 million in second quarter 2002. Both amounts were lower than the adjusted credit loss expense charged to the business units, resulting in a credit loss recovery at Corporate Center of CHF 118 million in second quarter 2003 and CHF 72 million in the same quarter a year earlier.
     In second quarter 2003, total operating income dropped to CHF 400 million, down 52% from CHF 840 million in the same quarter a year earlier. This drop was mainly due to much lower gains from financial investments, the deconsolidation of Klinik Hirslanden (sold in fourth quarter 2002) and declining treasury income, which fell as a result of lower interest income from invested equity. In second quarter 2002, treasury income also benefited from a CHF 94 million unrealized gain on derivatives used to economically hedge interest rate risk related to structured notes issued. These unrealized gains, while significant in the past, are not expected to produce high volatility in the future.
     Personnel expenses declined 22% from CHF 282 million in second quarter 2002 to CHF 220 million in second quarter 2003, reflecting the deconsolidation of Klinik Hirslanden. General and administrative expenses decreased by CHF 49 million to CHF 176 million in the same period. As above, this was mainly due to the disposal of Klinik Hirslanden, although lower project costs at Corporate Center were also an important factor in the decline. The drop was partially offset by higher provisions for legal cases and rebranding costs.

Private Banks & GAM

Invested assets increased 12% to CHF 76 billion on 30 June 2003 from CHF 68 billion on 31 March 2003, reflecting positive market performance and inflows of net new money.

     In second quarter 2003, net new money was CHF 1.2 billion, driven by strong inflows into GAM.
     Pre-tax net profit fell to CHF 43 million in second quarter 2003 from CHF 56 million in first quarter. Before goodwill, net profit was CHF 63 million in second quarter, down by CHF 14 million from first quarter. Revenues benefited from higher fee income, which reflected the higher asset base. Expenses, however, rose at a faster pace than revenues, mainly because of CHF 10 million in restructuring costs due to the merger of Cantrade, Bank Ehinger and Armand von Ernst to form Ehinger & Armand von Ernst.

Headcount

Headcount in the Corporate Center and Private Banks & GAM decreased by 56 to 2,836 during the quarter, mainly due to fewer trainees and rationalization within the individual private banks. Overall the merger of the three private banks will lead to a headcount reduction of up to 80 people.

Financial Statements
13 August 2003

Financial Statements

UBS Income Statement (unaudited)

		Quarter ended			% change from		Year to date

CHF million, except per share data	Note	30.6.03	31.3.03	30.6.02	1Q03	2Q02	30.6.03	30.6.02

Operating income
Interest income	3	10,644	9,632	10,644	11	0	20,276	20,857
Interest expense	3	(7,618)	(6,723)	(8,284)	13	(8)	(14,341)	(15,734)

Net interest income		3,026	2,909	2,360	4	28	5,935	5,123
Credit loss (expense) / recovery		24	(104)	(37)			(80)	(122)

Net interest income after credit loss expense		3,050	2,805	2,323	9	31	5,855	5,001

Net fee and commission income	4	4,313	3,826	4,816	13	(10)	8,139	9,686
Net trading income	3	1,333	1,261	1,896	6	(30)	2,594	3,879
Other income	5	415	(119)	(27)			296	31

Total operating income		9,111	7,773	9,008	17	1	16,884	18,597

Operating expenses
Personnel expenses	6	4,619	4,202	4,775	10	(3)	8,821	10,092
General and administrative expenses	7	1,600	1,397	1,812	15	(12)	2,997	3,512
Depreciation of property and equipment		331	336	374	(1)	(11)	667	771
Amortization of goodwill and other intangible assets		238	242	302	(2)	(21)	480	638

Total operating expenses		6,788	6,177	7,263	10	(7)	12,965	15,013

Operating profit before tax and minority interests		2,323	1,596	1,745	46	33	3,919	3,584

Tax expense		592	310	328	91	80	902	685

Net profit before minority interests		1,731	1,286	1,417	35	22	3,017	2,899

Minority interests		(92)	(72)	(86)	28	7	(164)	(205)

Net profit		1,639	1,214	1,331	35	23	2,853	2,694

Basic earnings per share (CHF)	8	1.44	1.05	1.09	37	32	2.49	2.19
Diluted earnings per share (CHF)	8	1.42	1.02	1.03	39	38	2.45	2.10

UBS Balance Sheet (unaudited)

				% change from
CHF million	30.6.03	31.3.03	31.12.02	31.12.02

Assets
Cash and balances with central banks	5,231	3,243	4,271	22
Due from banks	43,605	33,615	32,468	34
Cash collateral on securities borrowed	179,218	146,825	139,052	29
Reverse repurchase agreements	346,320	304,717	294,086	18
Trading portfolio assets	446,137	407,118	371,436	20
Positive replacement values	87,376	80,393	82,092	6
Loans	211,937	211,127	211,647	0
Financial investments	6,616	7,672	8,391	(21)
Accrued income and prepaid expenses	6,322	7,012	6,453	(2)
Investments in associates	1,710	762	705	143
Property and equipment	7,529	7,682	7,869	(4)
Goodwill and other intangible assets	12,684	13,181	13,696	(7)
Other assets	10,806	8,971	8,952	21

Total assets	1,365,491	1,232,318	1,181,118	16

Total subordinated assets	4,018	2,969	3,652	10

Liabilities
Due to banks	119,801	97,197	83,178	44
Cash collateral on securities lent	40,280	36,957	36,870	9
Repurchase agreements	428,846	366,532	366,858	17
Trading portfolio liabilities	136,038	132,971	106,453	28
Negative replacement values	92,963	81,376	81,282	14
Due to customers	328,305	322,329	306,876	7
Accrued expenses and deferred income	12,294	9,990	15,331	(20)
Debt issued	146,141	126,297	129,411	13
Other liabilities	20,178	15,380	12,339	64

Total liabilities	1,324,846	1,189,029	1,138,598	16

Minority interests	3,953	3,525	3,529	12

Shareholders’ equity
Share capital	1,006	1,005	1,005	0
Share premium account	12,545	12,533	12,638	(1)
Net gains / (losses) not recognized in the income statement, net of tax	(173)	(126)	(159)	(9)
Retained earnings	33,193	33,852	32,638	2
Treasury shares	(9,879)	(7,500)	(7,131)	(39)

Total shareholders’ equity	36,692	39,764	38,991	(6)

Total liabilities, minority interests and shareholders’ equity	1,365,491	1,232,318	1,181,118	16

Total subordinated liabilities	8,702	8,709	10,102	(14)

Financial Statements
13 August 2003

UBS Statement of Changes in Equity (unaudited)

CHF million
For the six-month period ended	30.6.03	30.6.02

Issued and paid up share capital
Balance at the beginning of the period	1,005	3,589
Issue of share capital	1	4

Balance at the end of the period	1,006	3,593

Share premium
Balance at the beginning of the period	12,638	14,408
Premium on shares issued and warrants exercised	68	23
Net premium / (discount) on treasury share and own equity derivative activity	(161)	(118)

Balance at the end of the period	12,545	14,313

Net gains / (losses) not recognized in the income statement, net of taxes
Foreign currency translation
Balance at the beginning of the period	(849)	(769)
Movements during the period	103	367

Subtotal – balance at the end of the period	(746)	(402)

Net unrealized gains / (losses) on available for sale investments, net of taxes
Balance at the beginning of the period	946	1,035
Net unrealized gains / (losses) on available for sale investments	(155)	216
Impairment charges reclassified to the income statement	180	363
Gains reclassified to the income statement	(109)	(358)
Losses reclassified to the income statement	19	3

Subtotal – balance at the end of the period	881	1,259

Change in fair value of derivative instruments designated as cash flow hedges, net of taxes
Balance at the beginning of the period	(256)	(459)
Net unrealized gains / (losses) on the revaluation of cash flow hedges	(33)	304
Net (gains) / losses reclassified to the income statement	(19)	(208)

Subtotal – balance at the end of the period	(308)	(363)

Balance at the end of the period	(173)	494

Retained earnings
Balance at the beginning of the period	32,638	29,103
Net profit for the period	2,853	2,694
Dividends paid [1]	(2,298)	0

Balance at the end of the period	33,193	31,797

Treasury shares, at cost
Balance at the beginning of the period	(7,131)	(3,377)
Acquisitions	(3,827)	(4,096)
Disposals	1,079	1,664

Balance at the end of the period	(9,879)	(5,809)

Total shareholders’ equity	36,692	44,388

1 A dividend of CHF 2.00 per share was paid out on 23 April 2003. In July 2002 a par value reduction of CHF 2.00 per share was paid out instead of a dividend.

Out of the total number of 139,778,748 treasury shares on 30 June 2003, 87,240,080 shares have been repurchased for cancelation. On 30 June 2003, a maximum of 7,857,529 shares can be issued against the exercise of options from former PaineWebber employee option plans.

UBS Statement of Cash Flows (unaudited)

CHF million
For the six-month period ended	30.6.03	30.6.02

Cash flow from / (used in) operating activities
Net profit	2,853	2,694
Adjustments to reconcile net profit to cash flow from / (used in) operating activities
Non-cash items included in net profit and other adjustments:
Depreciation of property and equipment	667	771
Amortization of goodwill and other intangible assets	480	638
Credit loss expense / (recovery)	80	122
Equity in income of associates	(72)	(15)
Deferred tax expense / (benefit)	409	(371)
Net loss / (gain) from investing activities	(5)	463
Net (increase) / decrease in operating assets:
Net due from / to banks	36,513	(12,456)
Reverse repurchase agreements and cash collateral on securities borrowed	(92,400)	(46,475)
Trading portfolio and net replacement values	(42,476)	40,825
Loans / due to customers	20,144	(11,838)
Accrued income, prepaid expenses and other assets	(1,690)	773
Net increase / (decrease) in operating liabilities:
Repurchase agreements, cash collateral on securities lent	65,398	10,445
Accrued expenses and other liabilities	5,175	(1,430)
Income taxes paid	(603)	(460)

Net cash flow from / (used in) operating activities	(5,527)	(16,314)

Cash flow from / (used in) investing activities
Investments in subsidiaries and associates	(43)	(3)
Disposal of subsidiaries and associates	725	180
Purchase of property and equipment	(493)	(796)
Disposal of property and equipment	52	62
Net (investment in) / divestment of financial investments	1,300	1,785

Net cash flow from / (used in) investing activities	1,541	1,228

Cash flow from / (used in) financing activities
Net money market paper issued / (repaid)	14,813	(366)
Net movements in treasury shares and own equity derivative activity	(2,841)	(2,527)
Capital issuance	1	4
Dividends paid	(2,298)	0
Issuance of long-term debt	12,518	9,720
Repayment of long-term debt	(9,664)	(6,296)
Increase in minority interests	494	84
Dividend payments to / and purchase from minority interests	(243)	(216)

Net cash flow from / (used in) financing activities	12,780	403
Effects of exchange rate differences	483	(1,296)

Net increase / (decrease) in cash equivalents	9,277	(15,979)
Cash and cash equivalents, beginning of the period	82,344	116,259

Cash and cash equivalents, end of the period	91,621	100,280

Cash and cash equivalents comprise:
Cash and balances with central banks	5,231	20,520
Money market paper[1]	44,335	51,184
Due from banks maturing in less than three months	42,055	28,576

Total	91,621	100,280

1 Money market paper is included in the Balance sheet under Trading portfolio assets and Financial investments. CHF 7,051 million and CHF 24,215 million were pledged at 30 June 2003 and 30 June 2002, respectively.

Notes to the Financial Statements
13 August 2003

Notes to the Financial Statements (unaudited)

Note 1 Basis of Accounting

UBS AG’s (“UBS” or “the Group”) consolidated financial statements (“the Financial Statements”) are prepared in accordance with International Financial Reporting Standards (IFRS) and stated in Swiss francs (CHF). These Financial Statements are presented in accordance with IAS 34 “Interim Financial Statements”. In preparing the interim Financial Statements, the same accounting principles and methods of computation are applied as in the Financial Statements at 31 December 2002 and for the year then ended. These interim Financial Statements should be read in conjunction with the audited Financial Statements included in the UBS Financial Report 2002.

     In first quarter 2003, the Group’s five independently operating private banks and GAM were transferred out of Wealth Management & Business Banking and Global Asset Management into a separate holding company held by Corporate Center. Note 2 to the interim

Financial Statements reflects the changed Business Group structure and associated management accounting changes. Comparative prior period amounts have been restated to conform to the current year presentation.

     The Group sponsors the formation of companies, which may or may not be directly or indirectly owned subsidiaries, for the purpose of asset securitization transactions and to accomplish certain narrow and well-defined objectives. These companies may acquire assets directly or indirectly from UBS or its affiliates. Some of these companies are bankruptcy-remote entities whose assets are not available to satisfy the claims of creditors of the Group or any of its subsidiaries. Such companies are consolidated in the Group’s Financial Statements when the relationship between the Group and the company indicates that it is controlled by the Group.

Note 2 Reporting by Business Group

The Business Group results are presented on a management reporting basis. Consequently, internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at arm’s length.

For the six months ended 30 June 2003

				Wealth
	Wealth Management &	Global Asset	Investment	Management	Corporate
CHF million	Business Banking	Management	Bank	USA	Center	UBS

Income	5,974	815	7,069	2,623	483	16,964
Credit loss (expense) / recovery [1]	(100)	0	(85)	(5)	110	(80)

Total operating income	5,874	815	6,984	2,618	593	16,884

Personnel expenses	2,321	395	3,887	1,812	406	8,821
General and administrative expenses	1,044	195	1,016	509	233	2,997
Depreciation	203	13	157	76	218	667
Amortization of goodwill and other intangible assets	38	79	139	173	51	480

Total operating expenses	3,606	682	5,199	2,570	908	12,965

Business Group performance before tax	2,268	133	1,785	48	(315)	3,919
Tax expense						902

Net profit before minority interests						3,017
Minority interests						(164)

Net profit						2,853

[1] In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the IFRS actual net credit loss expense are reported for each Business Group. The adjusted expected loss is the statistically derived actuarial expected loss which reflects the inherent counterparty and country risks in the respective portfolios, plus the deferred releases representing the amortized historical differences between actual credit losses and actuarial expected loss. The difference between the adjusted expected loss figures and the IFRS actual net credit loss expense recorded at Group level for financial reporting purposes is reported in the Corporate Center. The Business Group breakdown of the net credit loss expense for financial reporting purposes of CHF 80 million for the six months ended 30 June 2003 is as follows: Wealth Management & Business Banking CHF 4 million recovery, Investment Bank CHF 81 million expense and Wealth Management USA CHF 3 million expense.

For the six months ended 30 June 2002

				Wealth
	Wealth Management &	Global Asset	Investment	Management	Corporate
CHF million	Business Banking	Management	Bank	USA	Center	UBS

Income	6,288	895	7,067	3,031	1,438	18,719
Credit loss (expense) / recovery [1]	(174)	0	(66)	(5)	123	(122)

Total operating income	6,114	895	7,001	3,026	1,561	18,597

Personnel expenses	2,281	415	4,536	2,308	552	10,092
General and administrative expenses	1,106	217	1,172	708	309	3,512
Depreciation	229	12	194	77	259	771
Amortization of goodwill and other intangible assets	50	99	188	241	60	638

Total operating expenses	3,666	743	6,090	3,334	1,180	15,013

Business Group performance before tax	2,448	152	911	(308)	381	3,584
Tax expense						685

Net profit before minority interests						2,899
Minority interests						(205)

Net profit						2,694

[1] In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the IFRS actual net credit loss expense are reported for each Business Group. The adjusted expected loss is the statistically derived actuarial expected loss which reflects the inherent counterparty and country risks in the respective portfolios, plus the deferred releases representing the amortized historical differences between actual credit losses and actuarial expected loss. The difference between the adjusted expected loss figures and the IFRS actual net credit loss expense recorded at Group level for financial reporting purposes is reported in the Corporate Center. The Business Group breakdown of the net credit loss expense for financial reporting purposes of CHF 122 million for the six months ended 30 June 2002 is as follows: Wealth Management & Business Banking CHF 121 million expense, Investment Bank CHF 7 million expense, Wealth Management USA CHF 4 million expense and Corporate Center CHF 10 million recovery.

Notes to the Financial Statements
13 August 2003

Note 3 Net Interest and Trading Income

Net interest income

	Quarter ended			% change from		Year to date

CHF million	30.6.03	31.3.03	30.6.02	1Q03	2Q02	30.6.03	30.6.02

Interest income
Interest earned on loans and advances	2,822	2,572	2,953	10	(4)	5,394	6,129
Interest earned on securities borrowed and reverse repurchase agreements	2,861	2,844	3,103	1	(8)	5,705	5,883
Interest and dividend income from financial investments	22	25	10	(12)	120	47	62
Interest and dividend income from trading portfolio	4,939	4,191	4,578	18	8	9,130	8,783

Total	10,644	9,632	10,644	11	0	20,276	20,857

Interest expense
Interest on amounts due to banks and customers	1,160	1,192	1,671	(3)	(31)	2,352	3,424
Interest on securities lent and repurchase agreements	2,631	2,482	2,914	6	(10)	5,113	5,452
Interest and dividend expense from trading portfolio	2,979	2,245	2,466	33	21	5,224	4,272
Interest on debt issued	848	804	1,233	5	(31)	1,652	2,586

Total	7,618	6,723	8,284	13	(8)	14,341	15,734

Net interest income	3,026	2,909	2,360	4	28	5,935	5,123

Net trading income

	Quarter ended			% change from		Year to date

CHF million	30.6.03	31.3.03	30.6.02	1Q03	2Q02	30.6.03	30.6.02

Equities	632	182	803	247	(21)	814	1,485
Fixed income [1]	219	619	429	(65)	(49)	838	1,229
Foreign exchange and other	482	460	664	5	(27)	942	1,165

Net trading income	1,333	1,261	1,896	6	(30)	2,594	3,879

[1] Includes commodities trading income.

Net interest and trading income

	Quarter ended			% change from		Year to date

CHF million	30.6.03	31.3.03	30.6.02	1Q03	2Q02	30.6.03	30.6.02

Net interest income	3,026	2,909	2,360	4	28	5,935	5,123
Net trading income	1,333	1,261	1,896	6	(30)	2,594	3,879

Total net interest and trading income	4,359	4,170	4,256	5	2	8,529	9,002

Breakdown by business activity:

Net income from interest margin products	1,292	1,285	1,318	1	(2)	2,577	2,741
Net income from trading activities	2,998	2,761	2,810	9	7	5,759	6,092
Net income from treasury activities	354	384	485	(8)	(27)	738	904
Other [1]	(285)	(260)	(357)	(10)	20	(545)	(735)

Total net interest and trading income	4,359	4,170	4,256	5	2	8,529	9,002

[1] Principally external funding costs of the Paine Webber Group, Inc. acquisition.

Note 4 Net Fee and Commission Income

	Quarter ended			% change from		Year to date

CHF million	30.6.03	31.3.03	30.6.02	1Q03	2Q02	30.6.03	30.6.02

Underwriting fees	654	437	581	50	13	1,091	1,078
Corporate finance fees	153	114	251	34	(39)	267	429
Brokerage fees	1,419	1,229	1,578	15	(10)	2,648	3,225
Investment fund fees	931	882	1,078	6	(14)	1,813	2,184
Fiduciary fees	62	63	77	(2)	(19)	125	161
Custodian fees	305	279	355	9	(14)	584	689
Portfolio and other management and advisory fees	911	901	1,043	1	(13)	1,812	2,191
Insurance-related and other fees	89	103	104	(14)	(14)	192	238

Total securities trading and investment activity fees	4,524	4,008	5,067	13	(11)	8,532	10,195

Credit-related fees and commissions	53	62	61	(15)	(13)	115	136
Commission income from other services	275	260	247	6	11	535	507

Total fee and commission income	4,852	4,330	5,375	12	(10)	9,182	10,838

Brokerage fees paid	356	334	357	7	0	690	705
Other	183	170	202	8	(9)	353	447

Total fee and commission expense	539	504	559	7	(4)	1,043	1,152

Net fee and commission income	4,313	3,826	4,816	13	(10)	8,139	9,686

Notes to the Financial Statements
13 August 2003

Note 5 Other Income

	Quarter ended			% change from		Year to date

CHF million	30.6.03	31.3.03	30.6.02	1Q03	2Q02	30.6.03	30.6.02

Gains / losses from disposal of associates and subsidiaries
Net gain from disposal of:
Consolidated subsidiaries	164	0	1			164	156
Investments in associates	1	0	0			1	0

Total	165	0	1			165	156

Financial investments available for sale
Net gain from disposal of:
Private equity investments	20	63	97	(68)	(79)	83	115
Other financial investments	81	5	182		(55)	86	269
Impairment charges on private equity investments and other financial investments	(89)	(240)	(614)	63	86	(329)	(1,043)

Total	12	(172)	(335)			(160)	(659)

Net income from investments in property	23	16	21	44	10	39	40
Equity in income of associates	62	10	14	520	343	72	15
Other	153	27	272	467	(44)	180	479

Total other income	415	(119)	(27)			296	31

Note 6 Personnel Expenses

	Quarter ended			% change from		Year to date

CHF million	30.6.03	31.3.03	30.6.02	1Q03	2Q02	30.6.03	30.6.02

Salaries and bonuses	3,606	3,267	3,705	10	(3)	6,873	7,896
Contractors	139	134	142	4	(2)	273	278
Insurance and social contributions	224	216	243	4	(8)	440	523
Contribution to retirement plans	196	203	171	(3)	15	399	342
Other personnel expenses	454	382	514	19	(12)	836	1,053

Total personnel expenses	4,619	4,202	4,775	10	(3)	8,821	10,092

Note 7 General and Administrative Expenses

	Quarter ended			% change from		Year to date

CHF million	30.6.03	31.3.03	30.6.02	1Q03	2Q02	30.6.03	30.6.02

Occupancy	371	304	332	22	12	675	689
Rent and maintenance of machines and equipment	169	174	155	(3)	9	343	329
Telecommunications and postage	219	219	259	0	(15)	438	536
Administration	151	143	227	6	(33)	294	443
Marketing and public relations	104	89	123	17	(15)	193	235
Travel and entertainment	126	118	168	7	(25)	244	307
Professional fees	147	109	152	35	(3)	256	286
IT and other outsourcing	198	198	253	0	(22)	396	522
Other	115	43	143	167	(20)	158	165

Total general and administrative expenses	1,600	1,397	1,812	15	(12)	2,997	3,512

Notes to the Financial Statements
13 August 2003

Note 8 Earnings per Share (EPS) and Shares Outstanding

	Quarter ended			% change from		Year to date

Basic earnings (CHF million)	30.6.03	31.3.03	30.6.02	1Q03	2Q02	30.6.03	30.6.02

Net profit	1,639	1,214	1,331	35	23	2,853	2,694

	Quarter ended			% change from		Year to date

Diluted earnings (CHF million)	30.6.03	31.3.03	30.6.02	1Q03	2Q02	30.6.03	30.6.02

Net profit	1,639	1,214	1,331	35	23	2,853	2,694
Less: Profit on own equity derivative contracts deemed dilutive	0	(17)	(52)	100	100	(3)	(69)

Net profit for diluted EPS	1,639	1,197	1,279	37	28	2,850	2,625

	Quarter ended			% change from		Year to date

Weighted average shares outstanding	30.6.03	31.3.03	30.6.02	1Q03	2Q02	30.6.03	30.6.02

Weighted average shares outstanding	1,136,530,546	1,153,931,972	1,225,819,141	(2)	(7)	1,144,464,960	1,231,880,764
Potentially dilutive ordinary shares resulting from options and warrants outstanding	19,428,459	16,327,254	16,720,931	19	16	17,185,460	16,082,092

Weighted average shares outstanding for diluted EPS	1,155,959,005	1,170,259,226	1,242,540,072	(1)	(7)	1,161,650,420	1,247,962,856

	Quarter ended			% change from		Year to date

Earnings per share (CHF)	30.6.03	31.3.03	30.6.02	1Q03	2Q02	30.6.03	30.6.02

Basic EPS	1.44	1.05	1.09	37	32	2.49	2.19
Diluted EPS	1.42	1.02	1.03	39	38	2.45	2.10

	As at			% change from

Shares outstanding	30.6.03	31.3.03	30.6.02	1Q03	2Q02

Total ordinary shares issued	1,258,031,067	1,256,702,037	1,283,184,984	0	(2)
Second trading line treasury shares 2001 program			28,818,690
2002 first program	67,700,000	67,700,000	35,383,372
2002 second program	8,270,080	8,270,080
2003 program	11,270,000	1,470,000
Other treasury shares	52,538,668	28,666,605	8,650,182	83	507

Total treasury shares	139,778,748	106,106,685	72,852,244	32	92

Shares outstanding	1,118,252,319	1,150,595,352	1,210,332,740	(3)	(8)

Note 9 Currency Translation Rates

The following table shows the principal rates used to translate the financial statements of foreign entities into Swiss francs:

	Spot rate				Average rate			Average rate
	As at				Quarter ended			Year to date

	30.6.03	31.3.03	31.12.02	30.6.02	30.6.03	31.3.03	30.6.02	30.6.03	30.6.02

1 USD	1.35	1.35	1.38	1.48	1.34	1.36	1.56	1.35	1.63
1 EUR	1.56	1.48	1.45	1.47	1.54	1.47	1.47	1.51	1.47
1 GBP	2.24	2.14	2.23	2.27	2.18	2.18	2.30	2.18	2.36
100 JPY	1.13	1.15	1.17	1.24	1.12	1.14	1.25	1.13	1.27

UBS Registered Shares
13 August 2003

UBS Registered Shares

The par value of each UBS registered share is CHF 0.80. Before the implementation of the par value reduction on 10 July 2002, the par value of each UBS registered share was CHF 2.80.

Ticker symbols

Trading exchange	Bloomberg	Reuters	Telekurs

virt-x	UBSN VX	UBSZn.VX	UBSN, 004

New York Stock Exchange	UBS US	UBS.N	UBS, 65

Tokyo Stock Exchange	8657 JP	UBS.T	N16631, 106

virt-x
Although Swiss blue chip stocks (members of the SMI Swiss Market Index) are listed on the SWX, all trading takes place on virt-x.

     virt-x is majority-owned by the SWX Swiss Exchange. It provides an efficient and cost-effective pan-European blue chip market. virt-x is a Recognized Investment Exchange supervised by the Financial Services Authority in the United Kingdom. It is delivered on the modern, scalable SWX trading platform.

Security identification codes

ISIN	CH0012032030

Valoren	1203203

Cusip	CINS H8920M855

UBS Share Price

Cautionary statement regarding
forward-looking statements
This communication contains statements that constitute “forward-looking statements”, including, but not limited to, statements relating to the implementation of strategic initiatives, such as the implementation of the European wealth management strategy, expansion of our corporate finance presence in the US and worldwide, and other statements relating to our future business development and economic performance.

While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations.
These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit-worthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (6) legislative developments, (7) management changes and changes to our business group structure in 2001, 2002 and 2003 and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC.
More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2002. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Imprint
Publisher / Copyright: UBS AG, Switzerland.
Language: English.
SAP-R/3 80834E-0303

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com

INCORPORATION BY REFERENCE

     This Form 6-K is hereby incorporated by reference into each prospectus currently outstanding under the registration statements of UBS AG on Form F-1 (Registration Numbers 333-52832; 333-52832-01 to –03; 333-46216; 333-46216-01 and –02; and 333-46930), Form F-3 (Registration Numbers 333-64844; 333-62448; 333-62448-01 to –04) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; and 333-103956), and the registration statement of Corporate Asset Backed Corporation on Form S-3 (Registration Number 333-61522), and into any outstanding offering circular that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Robert Dinerstein

Name: Robert Dinerstein
Title: Managing Director

By:	/s/ Robert Mills

Name: Robert Mills
Title: Managing Director

Date: August 13, 2003